UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            (SMALL BUSINESS ISSUERS)

                      ------------------------------------
                       Under Section 12(b) or 12(g) of the

                         Securities Exchange Act of 1934

                      ------------------------------------

                               DYNARESOURCE, INC.
                          F/K/A: West Coast Mines, Inc.

               (Name of the Small Business Issuer in its charter)


       Delaware                                                 94-1589426
--------------------------------------------------------------------------------
(State of incorporation)                          (Employer Identification No.)


5215 N. O'Connor Blvd., Suite 200, Irving, Texas                   75039
--------------------------------------------------------------------------------
(Address of principal offices)                                  (Zip Code)


Issuer's  contacts:  Phone:  (800)510-2283;  (972)868-9066;  Fax: (972)868-9067;
--------------------------------------------------------------------------------
            E-Mail: dynares@anational.com; Web Site: dynaresource.com

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None
                                      ----

        Securities to be registered pursuant to Section 12(g) of the Act:
                          Common Stock; $ .01 Par Value
                          -----------------------------
                                (Title of Class)

           Name of Each Exchange On Which Securities to be Registered:
                            Nasdaq; Over the Counter
                            ------------------------
                            Bulletin Board ("OTCBB")
                            ------------------------

                         DATE OF FILING: MARCH 31, 2000
                         ------------------------------

                                   FORM 10-SB
                               DYNARESOURCE, INC.

                                Table of Contents

                                                                            PAGE

Forward Looking Statements       .......................................      3
Incorporation of Documents       .......................................      3
Currency and Metric Equivalents  .......................................      3
Glossary of Terms                .......................................      3

PART I.    .............................................................      6

     Item 1.  Description of Business                    ..................   6
              Business Development / History             ..................   6
              Business of Issuer / Overview              ..................   7
              Business of Issuer / Properties            ..................   8
              Pansy Lee Property                         ..................   8
              San Jose de Gracia Property                ..................   8
              Business Development / Factors             ..................   10
     Item 2.  Management's Discussion and Analysis       ..................   14
              Operating Results                          ..................   16
              Financing and Investing                    ..................   17
     Item 3.  Properties.                                ..................   18
              Pansy Lee Property                         ..................   18
              San Jose de Gracia Property                ..................   19
     Item 4.  Security Ownership;  Beneficial Owners and Management     ...   27
     Item 5.  Directors and Officers                     ..................   29
              Consultants                                ..................   30
     Item 6.  Executive Compensation                     ..................   31
     Item 7.  Certain Relationships and Related Transactions     ..........   31
              Stock Issued to Related Parties.  Compensation Paid to Officers.32
     Item 8.  Description of Securities                  ..................   32

Part II.      .............................................................   33

     Item 1.  Market Price of Common Stock               ..................   33
     Item 2.  Legal Proceedings                          ..................   33
     Item 3.  Changes in and Disagreements with Accountants     ...........   33
     Item 4.  Recent Sales of Unregistered Securities    ..................   33
     Item 5.  Indemnification of Directors and Officers  ..................   34

Part F/S.

     Item 1.  Company Audited Financial Statement, December 31, 1998    ...   34
                                                                   Exhibit "3.1"
     Item 2.  Company Audited Financial Statement, December 31, 1999    ...   34
                                                                   Exhibit "3.2"
     Signatures     .......................................................   34

Part III.  Exhibits.     ...............................................   TAB 1

     Index to Exhibits                                   .............  35/Tab 1
     Sub-Tab 1:  Articles of Incorporation, By-Laws, Amendments    ... 1.1 - 1.8
     Sub-Tab 2:  Property and Related     ............................ 2.1 - 2.6
     Sub-Tab 3:  Financial Statements     ............................ 3.1 - 3.4

PRELIMINARY:
------------

Forward Looking Statements:
---------------------------

Many statements made by the Company in this Form 10 - SB contain forward-looking language and information related to the Company. In general, the Company identifies these forward-looking statements and information through use of terminology such as "shall", "will", "may", "expect", "intend", "project", "estimate", "believe", or other similar phrases. The Company bases these such statements and information on its opinions and assumptions, based upon current conditions and information currently available to the Company. Because these statements reflect the Company's views regarding current and future events, these statements involve uncertainties and risks. Realized future performance could differ materially and significantly from these forward-looking statements. Readers should exercise caution in placing any undue reliance upon any such forward-looking statements.

Incorporation of Financial Statements and Exhibits:
---------------------------------------------------

        Incorporated into and forming an integral part of this Form 10 S-B are the audited financial statements for the Company for the years ended December 31, 1998 and December 31, 1999, together with the auditor's report and Notes thereon. These financial statements are incorporated herein as Part F/S, Items 1 and 2; and attached hereto is Exhibits "3.1." and "3.2.". All financial information for the Company contained in this Form 10 S-B is prepared in accordance with accounting principles generally accepted in the United States.

        Also incorporated into and forming an integral part of this Form 10 S-B are the audited and unaudited financial statements for the Company's partner at the San Jose de Gracia Property, Golden Hemlock Explorations, Ltd., Vancouver, B.C. Canada, ("Hemlock") for the years ended February, 1999, together with the auditor's report and notes thereon; and the 9 month unaudited statement ending November, 1999. The Financial Statements for Hemlock are attached hereto as Exhibits "3.3" and "3.4". All financial information for Hemlock is prepared in accordance with accounting principles generally accepted in Canada.

         Also incorporated into and forming an integral part of this Form 10 S-B are the Exhibits attached hereto as Exhibits 1.1. - 1. 8., and Exhibits 2. 1. -
2. 6.

Currency and Metric Equivalents:
--------------------------------

         All dollar amounts are expressed in United States dollars unless otherwise indicated. The Company's accounts are maintained in US. Dollars. Business activities of the Company, carried out through a 26.7 % Company owned subsidiary in Mazatlan, Sinaloa, Mexico, Minera Finesterre S.A. de C.V. ("Minera"), are conducted primarily with the Mexican Peso and occasionally in U.S. Dollars. Hemlock maintains accounts in Canadian Dollars. Any reference herein to expenditures made by Hemlock are noted in Canadian Dollars. During the years referenced herein, the Canadian Dollar equivalent has averaged approximately 67 % exchange to the U.S. Dollar.

        The following factors for converting Imperial measurements into metric equivalents are provided:


     To convert from Imperial       To metric            Multiply by
     ---------------------------------------------------------------

     Acres                          Hectares             0.405

     Feet                           Metres               0.305

     Miles                          Kilometres           1.609

     Tons (2000 pounds)             Tonnes               0.907

     Ounces (troy)/ton              Grams/tonne        34.286


Glossary of Terms:

Amended and Restated Loan Agreement (the "ARLAG")

        (Superseded by the Mine Operating Agreement.)


        That specific agreement between the Company and Golden Hemlock Explorations, Ltd. ("Hemlock"), and Minera Finesterre S.A. de C.V. ("Minera"), dated December 20, 1996; whereby the Company retained its 24.9 % Net Profits Interest in the San Jose de Gracia Property, Sinaloa, Mexico. The ARLAG was superseded by the Mine Operating Agreement ("MOAG") in August, 1998 (See Exhibit "2.2").

================================================================================



Golden Hemlock Explorations, Ltd.

        "Hemlock"


        That specific junior resource company, Vancouver, B.C., Canada which is party to the Mine Operating Agreement (the "MOAG") between the Company, Hemlock, and Minera Finesterre; and which at the date of this filing retains 73.3 % Interest in Minera Finesterre S.A. de C.V. ("Minera"), See Glossary below.

================================================================================



Hazen Metallurgy Report

        The specific metallurgical report of process development on the Tres Amigos and related ores at the San Jose de Gracia Property; conducted by Hazen Research, Inc., Golden, Colorado, in 1999, on behalf of the Company. (See Exhibit "2.3.")

================================================================================



Indicated Resources:



        As defined under the proposed classification in the International Reserves Definition Initiative, reported in the Bulletin of the Canadian Institute of Mining and Metallurgy, Vol. 90, No. 1017, Feb. 1998, pp. 44-45, as follows: "that part of a Mineral Resource which has been explored, sampled and tested through appropriate exploration techniques; at locations such as outcrops, trenches, pits, workings and drill holes, which are too widely spaced or inappropriately spaced to confirm geological and grade/quality continuity; but which are spaced closely enough to be able to assume geological and grade/quality continuity, and from which collection of reliable data allows tonnage/volume, densities, shape, physical characteristics, quality and mineral content to be estimated with a reasonable but not high level of confidence". And as referred to by Pamicon at the Tres Amigos area of the San Jose de Gracia Property. See Part I - Item 3; "San Jose Property"; See "Pamicon Report" - Exhibit "2.5".

================================================================================



Inferred Resources:



        As defined under the proposed classification in the International Reserves Definition Initiative, reported in the Bulletin of the Canadian Institute of Mining and Metallurgy, Vol. 90, No. 1017, Feb. 1998, pp. 44-45, as follows: "that part of a mineral resource, inferred from geological evidence and assumed but not verified continuity; where information gathered through appropriate exploration techniques, from locations such as outcrops, trenches, pits, workings and drill holes, is limited or of uncertain quality and reliability; but on the basis of which tonnage/volume, quality and mineral content can be estimated with a low level of confidence". And as referred to by Pamicon at the Tres Amigos area of the San Jose de Gracia Property. (See Part I,
Item 3 - "San Jose Property"; See "Pamicon Report" - Exhibit "2.5.")

================================================================================



Mine Operating Agreement: ("MOAG")



         That specific agreement dated August, 1998, which superseded the "ARLAG", between the Company and Golden Hemlock Explorations, Ltd. ("Hemlock") and Minera Finesterre S.A. de C.V. ("Minera"), wherein the Company acquired a 25% interest in Minera, and wherein the Company retained the 24.9% N.P.I. (See Exhibit "2.2.")

================================================================================

Minera Finisterre S.A. de C.V. ("MINERA")



        Minera Finisterre S.A. de C.V., the Company's 26.7 % owned subsidiary, incorporated under the laws of Mexico, which holds title to the San Jose de Gracia Property; and in which the Company would retain 43.75 % of, upon the completion of the DynaResource Options described in the Mine Operating Agreement (the "MOAG").

================================================================================

Pamicon Report:



         The specific report issued in September, 1999 by Pamicon Developments, Ltd., Vancouver, British Columbia, Mr. Chuck Ikona, P. Eng.; wherein the San Jose de Gracia Property is reviewed, Indicated and Inferred Resources are estimated, and future activities and budgets at the San Jose de Gracia Property are recommended. (See Part I, Item 3. - "San Jose Property"; See Exhibit "2.5.").

================================================================================



Pansy Lee Lease / Purchase Agreement:



        The specific lease agreement of January, 1998, entered into by the Company and Newcrest Resources, Inc., Australia, whereby the Company leased its Pansy Lee Property, Winnemucca, Nevada (See Part I, Item 3. - "Pansy Lee Property"; See Exhibit "2.1.")

================================================================================



Phase II Exploration Activity Report

        The specific activity report describing exploration activities at the San Jose Property, scheduled to be commenced in late February by the Company. (See Exhibit "2.6.")

================================================================================



San Jose Production Pro Forma

         The specific Production "Projection" of precious metals at the San Jose Property by Mr. Wayne Henderson, Lockwood Greene Engineers, Dallas, Texas. (See Exhibit "2.4.").

================================================================================



San Jose de Gracia Property:



        The mineral concessions and exploration rights in Northern Sinaloa State, Mexico, comprising a total of 4,160 hectares more or less, held in the name of Minera Finisterre. (See Part I, Item 3. - "San Jose de Gracia".)

================================================================================



Interest in Minera Finesterre

        That certain specific Interest which represents ownership in the San Jose Property, which amount of interest retained by the Company is 26.7 % at December 31, 1999; and, which Interest could accumulate to 43.75 % at year end December 31, 2001, through the expenditure by the Company of $ 2,000,000. Cnd. By December 31, 2001.

================================================================================



24.9% N.P.I.:

        The Net Profits Interest in the San Jose de Gracia Property retained by DynaResource, defined under the Mine Operating Agreement as a pre-tax, carried interest, entitling DynaResource to receive 24.9% of all Available Cash Flow; including all consideration without limitation, whether cash, stock, or any other interests, generated from any and all activities which are derived from, or in any way related to the Property; including without limitation, exploration of the Property, any mining activities, the sale of any minerals extracted from the Property, the sale or licensing of any rights to derive minerals or income from the Property, the sale of any rights in the concessions, and the sale, transfer, or assignment of any rights or interests whatsoever to directly or indirectly develop, operate, control or produce the Property", over the life of the Property. The Net Profits Interest was spun off as a dividend to existing shareholders by DynaResource in 1998. The Net Profits Interest is more fully defined and described in the MOAG. (See Exhibit "2.2.")

PART I:
-------

Item 1. Description of Business
-------------------------------

Business Development/History:
-----------------------------

        The Company was incorporated in the State of California on September 28, 1937, under the name West Coast Mines, Inc., to generally engage in all types of mining, with the right to do everything in connection with the extraction of any and all kinds of minerals, including: exploration, development, leasing, purchasing, producing, refining, smelting, joint venturing, investing, and anything else in any way connected to the mining industry; and, to act as fully as any corporation be allowed by state and federal law.

        In October, 1937, the Company acquired approximately 560 acres of mining claims in Humboldt County, Nevada, (the "Pansy Lee Property") which claims surrounded a hard rock mining prospect. (See Part I, Item 3. - "Pansy Lee".) In connection with the acquisition and development of the Pansy Lee Property, the Company sought and obtained the approval for the sale of the Company's securities from the Commissioner of the State of California. The Company produced precious metals from this Pansy Lee Property until 1942, when the mine was closed by Executive Order. From 1942 to 1994, the Company was primarily involved in negotiations involving the leasing or sale of the Pansy Lee Property to outside parties. Through September, 1994, the Company had 89,573 shares of common stock outstanding.

        In October 1994, the Company issued 97,927 shares in exchange for approximately 960 Acres of mining claims in Arizona. A majority of new Board of Directors were installed at this exchange. In December 1994, the Company entered into a Plan and Agreement of Merger with Resolute Mining Corp., a Nevada corporation, which was approved by the shareholders on February 16, 1995, and became effective February 28, 1995. In conjunction with this Agreement of Merger, Company filed an amendment to its Articles of Incorporation to increase the authorized number of common stock from 750,000 to 50,000,000 shares and changed the par value from $1.00 to $0.01 per share. Under this Plan and Agreement of Merger, 1,312,500 shares of the Company's securities were issued in exchange for the 5,250,000 outstanding shares of Resolute Mining Corp. Resolute Mining Corp. was subsequently dissolved There were then issued and outstanding 1,500,000 common shares of the Company, 87.5% of which were owned by former shareholders of Resolute Mining Corp.

        In 1995, the Company acquired a 1.65 % Net Profits Interest in the San Jose de Gracia Property in Sinaloa State, Mexico (the "San Jose de Gracia Property) through the capital contribution of $ 33,000. to the holders of the rights to the San Jose Property. Within the terms of the acquisition of Net Profits Interest, the Company also reserved the Option to acquire an additional
23.25 % Net Profits Interest in the same property.

        In 1996, the Company completed its option at the San Jose Property, and acquired 23.25 % additional Net Profits Interest in the San Jose through the Capital Contribution of $ 15,250., and through the Issuance of 451,750 Shares in exchange for an additional $ 451,750. of Net Profits Interest. Through the terms of the acquisition of this Net Profits Interest, the Company retained the option to elect a $ 500,000. Note Receivable, plus certain accelerated payback provisions on the Note, in exchange for surrender of the Net Profits Interest. Through year end December 31, 1996 there were 2,671,396 shares of common stock outstanding.

        On January 31, 1997 the Company declared a one-for-four reverse consolidation of its common stock. In connection with the stock consolidation, the Company reduced its common shares outstanding from 10,685,586 to 2,671,396. The number of authorized shares remained at 50,000,000. Any reference to the Company's shares, including common shares outstanding have been adjusted to reflect the one-for-four consolidation.

        In 1998, the Company acquired 25 % of the outstanding stock of Minera Finesterre S.A. de C.V., a private Mexican Corporation and the owner of 100 % of the rights and interest to the San Jose Property, subject to the 24.9 % Net Profits Interest. $ 733,277. of this acquisition was recorded as Investment. Pursuant to this acquisition, the Company forgave future consideration including a $ 500,000. Note and related interest, plus accelerated payback provisions on cash flows, and elected to retain the Net Profits Interest. Subsequently, the Company spun off as a dividend its 24.9 % Net Profits Interest. The spin off was recorded at book value of $ 500,000.

         On November 1, 1998, the Company merged with DynaResource, Inc., a newly formed Delaware corporation. This merger resulted in changing the Company's name to DynaResource, Inc. and changing the state of incorporation from California to Delaware and reducing the Company's authorized common stock from 50,000,000 to 12,500,000 shares. This business combination was accounted for as a purchase. (See "Plan and Agreement of Merger", attached hereto as Exhibit "1.6.".)

        In 1999, the Company expended $ 96,270. in exploration costs at the San Jose Property, which earned the Company an additional 1.7 % Interest in Minera Finesterre. At year end 1999, the Company owned a total of 26.7 % of Minera Finesterre.

        All shares of the Company rank equally as to voting, and there are no special preferences, conversion or redemption rights attached to any of the shares. The address of the head office of the Company is 5215 N. O'Connor Blvd., Suite 200, Irving, Texas 75039, Telephone (972) 868-9066.

Subsidiaries
------------

        The Company owns 26.7 % Interest in Minera Finisterre S.A. de C.V. ("Minera"), which Incorporated March 20, 1980 in Mexico. Minera holds title to mineral concessions comprising, "the San Jose de Gracia Property", in Sinaloa State, Mexico. Should the Company complete the option described in the Mine Operating Agreement ("MOAG" - attached hereto as Exhibit "2.2"), through the expenditures of $ 2,000,000. Cnd. By December 31, 2001, the Company would then own 43.75 % of Minera.

Business of Issuer/Overview:
----------------------------

        The Company is a junior resource company engaged primarily in exploration of mineral properties. The Company owns an interest in the San Jose de Gracia mining concessions in Sinaloa State, Mexico, through its 26.7 % ownership of Minera Finesterre, which holds title to the San Jose concessions (the "San Jose Property"), (See Part I, Item 3. - "San Jose de Gracia"); and the Company owns 560 acres of patented mining property in Humboldt County, Nevada, near Winnemucca (the "Pansy Lee Property"), (See Part I, Item 3. - "Pansy Lee Property").

        The Pansy Lee Property recorded production of Gold, Silver, Copper and Lead in the late 1930's to 1942 when the Mine was closed by Executive Order during World War I. Since that time no production has been recorded. The Pansy Lee Property has drawn the interest from large exploration and production companies, including Newmont Mining which leased the Pansy Lee Property in the late 1980's. Most recently the Pansy Lee Property was leased to Newcrest Resources, Australia in 1998. Although the Winnemucca area in Nevada is well known for exploration for Gold and Silver and other precious metals, including most recently the Placer Dome Company which currently is conducting a large exploration and development project approximately 60 miles east of the Pansy Lee, there can be no certainty that the Company will be able to negotiate profitable terms for the Pansy Lee. The Company continues to solicit interest in the Pansy Lee Property, while it concentrates its own resources on the San Jose de Gracia Property. In the future, the Company could determine to focus more of its own resources at the Pansy Lee Property, should conditions warrant at that time.

        Since 1995, the Company has concentrated its own efforts on the San Jose de Gracia Property, Northern Sinaloa State, Mexico. The San Jose Property has recorded production of Gold of over 1,000,000 Ounces in the early 1900's. The Company's technical personnel, and consultants to the Company have described the potential for significant Gold resources at the San Jose (See Pamicon Report - Exhibit "2.5."; See Production Pro Forma - Exhibit "2.4."; See Phase II Exploration Activities - Exhibit "2.6.") Although there can be no certainty that significant gold reserves or other precious metals will be confirmed at the San Jose Property, the Company believes the likelihood of proving significant gold reserves is high. As a result, the Company continues to focus its efforts toward the exploration and development of the San Jose Property. The Company believes that upon the completion of its planned and budgeted Phase II exploration activities at the San Jose de Gracia, (See Phase II Exploration Activity Report
- Exhibit "2.6.") it will be in position to continue to selectively explore and develop the San Jose de Gracia property, through its own efforts, through joint venture arrangements, or otherwise.

In addition to its commitment at the San Jose de Gracia, the Company is actively seeking other mineral projects, which have the potential for near-term profitable production, and long term reserves potential. Acquiring and developing any such future properties will depend upon on specific property opportunities, market conditions and other factors, some of which factors are beyond the control of the Company.

Business of Issuer / Properties:
--------------------------------

        The Company's primary material property is the San Jose de Gracia property in Sinaloa State, Mexico. Through its 26.7 % owned subsidiary Minera Finisterre, the Company is engaged in exploration activities in Sinaloa State, Mexico. The Company's second property is the Pansy Lee Property in Humboldt County, near Winnemucca, Nevada.

Pansy Lee Property:
-------------------

         In October, 1937, the Company acquired approximately 560 acres of mining claims in Humboldt County, Nevada, (the "Pansy Lee Property") which claims surrounded a hard rock mining prospect. (See Part I, Item 3. - "Pansy Lee".) The Company explored and developed this Pansy Lee, including the driving of a 900 foot Mine Shaft for production. The Company reported production of 8,000 Oz. Gold, 700,000 Oz. Silver, 110,00 Lbs. Copper, and 2,000,000 Lbs. Lead.
at the Pansy Lee Property. In 1942 the Pansy Lee was shut down by Executive Order in World War I, and reported little production after that time.

        >From 1944 to 1988, the Company involved itself with the leasing of the Pansy Lee to various parties, including Newmont Mining in 1988. No significant mining activities were reported from these leasing activities. From 1989 to 1994 no significant property activities were reported.

        In 1998, the Company leased the Pansy Lee to Newcrest Resources, Inc., Australia, in a 5 year Lease - Purchase Agreement (the "Pansy Lee Lease Purchase Agreement"). (See Exhibit "2.1.") Newcrest performed sampling, mapping, and drilling activities at the Property, and reported significantly positive results. However, Newcrest made a corporate decision to cease all US. Activities in 1999; and as a result, terminated its lease with the Company. No activity is being conducted at the Pansy Lee Property at this time. The Company will pursue offers for lease or purchase at the Pansy Lee, while it focuses its efforts at the San Jose de Gracia Property.

San Jose de Gracia Property:
----------------------------

        The claims which comprise the San Jose de Gracia project, consist of four contiguous groups of mineral claims: San Jose de Gracia I; San Jose de Gracia II; Santa Rosa; and, Finisterre; the sum total of which comprise 4,160 hectares, more or less.

        In 1995, the Company acquired a 1.65 % Net Profits Interest in the San Jose de Gracia Property in Sinaloa State, Mexico (the "San Jose de Gracia Property) through the Capital contribution of $ 33,000. to Minera Finesterre S.A. de C.V. ("Minera"), the holders of the rights and claims to the San Jose Property. Within the terms of the acquisition of Net Profits Interest, the Company also reserved the option to acquire an additional 23.25 % Net Profits Interest in the same property.

        In 1996, the Company completed its Option at the San Jose Property, and acquired additional Net Profits Interest in the San Jose through the Capital Contribution of $ 15,250., and through the Issuance of 451,750 Shares in exchange for an additional $ 451,750. of Net Profits Interest. Through the terms of the acquisition of this Net Profits Interest, the Company retained the option to elect a $ 500,000. note receivable, plus certain accelerated payback provisions on the note, in exchange for surrender of the Net Profits Interest. The election of this option, at the sole determination of the Company, could occur at the completion of the accelerated payback provisions.

         In 1996, Company partners at the San Jose Property, Golden Hemlock Explorations. Ltd. ("Hemlock") on a net basis, recorded acquisition costs of $ 1,630,300. Canadian Dollars ("Cnd.") related to Minera Finisterre, and deferred exploration costs of $ 396,221. Cnd. related to the San Jose de Gracia Property. During 1996, the Company retained its 24.9 % Net Profits Interest at the San Jose Property, without incurring costs attributed thereto.

         In 1997, Hemlock incurred property acquisition expenditures of $ 709,703. Cnd. and deferred exploration expenditures of $ 2,288,324. Cnd. (total $ 2,998,207. Cnd.), on the San Jose de Gracia project. Again, the Company retained its 24.9 % Net Profits Interest without incurring costs attributed thereto.

         In 1998, Hemlock incurred property acquisition expenditures of $ 92,842. and deferred exploration expenditures of $ 208,596. (total $ 301,438.), at the San Jose de Gracia project. The principal items of expenditure were property maintenance, geological reports and salaries.

        In 1998, The Company incurred deferred exploration expenditures of $ 35,000., and property acquisition expenditures of $ 85,000. (total of $ 120,000.) in providing capital assistance to Hemlock. These expenditures by the Company strategically positioned the Company to make certain legal claims against Hemlock and Minera. In 1998, legal proceedings commenced by the Company, against Hemlock and Minera in connection with the San Jose de Gracia project, were settled pursuant to the terms of an agreement, the "Mine Operating Agreement" (the "MOAG" - See Exhibit "2.2."). As part of the settlement, Hemlock was credited with $ 4,500,000. Cnd. total expenditures at the San Jose Property, and the Company was credited with $ 1,500,000. Cnd. total expenditures at the San Jose Property. Among the Company's credited $ 1,500,000. were items of forgiveness related to a $ 500,000. note receivable and related accelerated payback provisions. Pursuant to the terms of the MOAG, a 25% equity interest in Minera Finisterre was transferred by Hemlock to the Company. The Company retained the 24.9% N.P.I. without incurring any costs attributable thereto; which Net Profits Interest was subsequently spun off to as a dividend to existing shareholders. Within the provisions of the MOAG, the Company obtained the option to earn an additional 18.75 % Interest in Minera (total of 43.75 % interest in Minera), through the expenditure of $ 2,000,000. Cnd. At the San Jose project through December 2001. Additional provisions of the MOAG, provided that Hemlock maintain the maintenance and administration of Minera, and the maintenance of the San Jose Property.

         In 1999, Hemlock recorded $ 125,000. Cnd. in costs associated with acquisition, and $ 212,250. Cnd. in deferred exploration costs (total of $ 337,250. Cnd.) at the San Jose de Gracia project.

        In 1999, the Company incurred $ 96,270. in deferred exploration costs at the San Jose Property, related to compilation of data into a mining software program, additional sampling and mapping, and the completion of a metallurgical processing program on the Tres Amigos ores located at the San Jose property (Hazen Report - See Exhibit "2.3.") . These expenditures earned the Company an additional 1.7 % Interest in Minera. At year end 1999, the Company owned a total of 26.7 % of Minera.

        The San Jose de Gracia properties are also subject to a 3% net smelter return royalty ("NSR"), on which the Company has an option to repurchase 2% of the NSR for US. $3,000,000 until April 23, 2001.

Dollar Amounts Expended/Interest Acquired

         Hemlock, expended a total of $ 2,557,845. Cnd. in acquisition costs in 1996 through 1999.

        The Company expended a total of $ 500,000, in costs associated with the acquisition of the 24.9 % Net Profits Interest through 1998. The Company expended $ 85,000. in 1998 on behalf of Hemlock, towards acquisition costs associated with the San Jose Property.

        The  Company  and  Hemlock  have  expended  the  following   amounts  on
exploration and development costs (including drilling) at the San Jose de Gracia project for the past four years:



                              Hemlock:  Cnd.             DynaResource:  USD.

            1996              $   396,221.               Nil
            1997              $ 2,228,324.               Nil
            1998              $   208,596.               $ 120,000.
            1999              $   212,250.               $  96,270.
                              --------------             ----------


     Total Through 1999       $ 3,045,391. Cnd.          $ 216,270. USD.


        In February, 2000 the Company commenced a "Phase II Exploration Activity" at the San Jose Property. This activity includes sampling, mapping, trenching, and drilling activities. Full description of this exploration activity is contained within the "Phase II Exploration Activity Report" attached hereto as Exhibit "2.6". Activities at the San Jose Property have attracted the preliminary interest of major mining companies. The Company believes that upon the completion of its planned and budgeted Phase II exploration activities at the San Jose de Gracia, it will be in position to continue to selectively explore and develop the San Jose de Gracia property, through its own efforts, through joint venture arrangements, or otherwise.

        The following sets forth in sequential order the interests earned by the Company, and the costs expended at the San Jose Property:




       Capital Costs:  San Jose Interest:              Terms:


 1995   $   33,000.    1.65 % Net Profits Interest     Cash Paid
 1996   $   15,250.                                    Cash Paid
        $  451,750.    23.25 % Net Profits Interest    451,750 Common Shares
        -----------

 Total  $  500,000.    (Total 24.9 % NPI.);  or elect:
                       1. $  500,000.  Note Receivable.
                       2. $ 1,050,000. Accelerated Payback
                                       Provisions

 1997   Nil            retained 24.9 % NPI.

 1998   $  120,000.                                    $ 85,000. acquisition Costs
                                                       $ 35,000. exploration Costs
        $   30,000.                                    Satisfaction of Interest receivable
        $  500,000.    ($   500,000.)                  Satisfaction of note receivable
        $  350,000.    ($ 1,050,000.)                  Satisfaction of accelerated payback
                                                       (Discounted)
        -----------
 Total: $1,000,000.    Acquired 25 % Minera            Option to acquire 18.75 %
                                                       Minera ($ 2,000,000. Cnd.
                                                       expenditures at 12/31/01)
                       retained 24.9 % NPI.

 1998   ($ 500,000.)   Spin Off 24.9 % NPI.            Dividend to existing Shareholders

 1999   $   96,270.    acquire 1.7 % Minera            Option to acquire 17.08% Minera

                       (Total held 26.7 %)             ($ 1,855,000. Cnd.
                                                       at 12/31/01)


        At December 31, 1999 the Company retained ownership of 26.7 % of Minera, with the remaining option to acquire 17.08 % of Minera through the expenditure of $ 1,855,000. Cnd. At December 31, 2001.

Business Development/Factors:
-----------------------------

Body of Commercial Ore/Limited Resources:
-----------------------------------------

The properties owned by the Company, and properties in which the Company retains an interest, contain limited bodies of commercial ore. The exploration programs undertaken and proposed constitute, in the most part, an exploratory search for ore. There is no assurance that the Company will be successful in its continued exploration and development activities.

Exploration and Development:

         The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. Unusual or unexpected formations, faulting, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production. The Company has relied and may continue to rely upon consultants for operating expertise. The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs
-------------------------------------

        Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Mining Operations
-----------------

        The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. The Company currently does not carry on any operations and as a result does not currently maintain liability insurance against such liabilities. The Company intends to obtain insurance if it commences operations; the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons. In such case, the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Title Matters
-------------

        While the Company has investigated title to all mineral claims, and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be affected by undetected defects in title, such as the reduction in size of the mineral claims and other third party claims affecting the Company's priority rights, at the discretion of the Public Registry of Mining in Mexico. The Company's interests in mineral tenures are comprised of exclusive rights to concessions acquired through contracts with vendors of individual concessions. The Company has received governmental permit to conduct operations in exploration and limited mining activities. Maintenance of such rights is subject to ongoing compliance with the terms of such permits, and subject to the regulations and rules of the Public Registry of Mining.

Conflicts of Interest
---------------------

        Directors of the Company are or may become directors of other reporting companies, or, have significant shareholdings in other mineral resource companies; and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Company and its directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations
---------------------

         The Company maintains its accounts in US. Dollars. Golden Hemlock Explorations, Ltd. ("Hemlock") maintains it accounts in Canadian dollars. Company exploration expenses, and expenses incurred through Minera, may be incurred in US. Dollars, or in Mexican Pesos. As such, the Company is subject to exchange rate fluctuations and foreign currency fluctuations. Future operations by the Company may be subject to foreign currency fluctuations and exchange rate fluctuations, and such fluctuations may materially affect the Company's financial position and results. The Company has not in the past engaged in hedging activities.

Additional Funding Requirements
-------------------------------

        The Company's current operations do not provide any cash flow. In the past, the Company has relied on sales of equity securities to meet its cash requirements. The development of the Company's properties may depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Competition
-----------

        Significant and increasing competition exists for the limited number of mineral opportunities available in Mexico. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining properties on terms it considers acceptable.

Metals Prices
-------------

        The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. The Company is extremely sensitive to fluctuations in the price of gold. The price of various metals recently has experienced significant price movements over short periods of time; and, is affected by numerous factors beyond the control of the Company; including, international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions including the Commonwealth of Independent States. There can be no assurance that the price of any mineral deposit will be such that the Company's properties can be mined at a profit.

Foreign Countries and Regulatory Requirements
---------------------------------------------

        The Company's principal property, the San Jose de Gracia project, is located in Mexico and mineral exploration and mining activities may be affected in varying degrees by political and financial instability, inflation, and haphazard changes in government regulations relating to the mining industry. Any changes in regulations or shifts in political or financial conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Mexico's status as a country may make it more difficult for the Company to obtain any required exploration, development and production financing for its properties due to the increased investment risk. However, it is possible that a deterioration in economic conditions or other factors could result in a change in government policies. In addition, social unrest in Mexico could have a material adverse effect on the Company's activities. The Company's main interests are in Mexico where the presence of contagious diseases may affect the Company's ability to carry on operations and obtain personnel.

Environmental and other Regulatory Requirements
-----------------------------------------------

        The current or future operations of the Company, including exploration and development activities and commencement of production on its properties; require permits from various foreign, federal, state and local governmental authorities. Such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

        Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests. There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties, on terms which enable operations to be conducted at economically justifiable costs.

        The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and for the conduct of mining operations will be obtainable on reasonable terms; or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

        Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof; could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, or reduction in levels of production at producing properties, or require abandonment or delays in development of new mining properties.

        To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Price Fluctuations:  Share Price Volatility
-------------------------------------------

        In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Limited Operating History:  Losses
----------------------------------

        The Company to date has limited experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses in most years of its operations. All activities have been of an exploration and development nature. There can be no assurance that the Company will generate profits in the future.

Dividends
---------

        Investors cannot expect to receive a dividend on the Company's common shares in the foreseeable future. Capital obtained by the Company, either through the sale of equity or from generated revenue, is intended by the Company to finance further development of the Company's properties.

Capital and Other Requirements
------------------------------

The Company currently has no commercial operations. It must obtain financing from the sale of equity to maintain its property interests and to pay general and administrative expenses for the foreseeable future, until such time as commercial mineral production may arise from its existing or future projects. At year end 1999, the Company has necessary capital to complete the Phase II Exploration activities at the San Jose Property, and will have working capital reserve through June 30, 2001.

Minera is responsible for annual tax requirements on the concessions comprising the San Jose district in the total amount of $ 26,700. Hemlock remains obligated for the payment of these taxes in year 2000. Minera may also become obligated to complete the acquisition of 2 mineral concessions within the San Jose de Gracia district, upon the delivery of proper legal documentation by the vendors. The total amount of these acquisitions is approximately US $ 70,000., plus applicable IVA Tax. Hemlock remains obligated for the payments on these two concessions.

Employees
---------

        The Company has no employees. Management services are provided Dynacap Group Ltd., a Texas Limited Liability Company, an affiliate company. An officer and director of the Company is also a Manager of Dynacap. Minera has three part-time administration employees and employs on a full-time basis seven other individuals for security and maintenance at the San Jose de Gracia property. Minera obligations remain the responsibility of Hemlock.

Reports to Securities Holders:
------------------------------

        The Company delivers annual reports, including selected financial data, to shareholders. Copies of Audited Financial Statements are available on request at the offices of the Company. Audited financial statements for years end
December 31, 1998, and December 31, 1999, together with notes thereto, are available at the Company's web site: http://www.dynaresource.com.

        At the Company's receipt of a "No Comment Letter" from the Securities and Exchange Commission (the "SEC"), in regard to the form and substance of this Form 10 S-B filing by the Company, the Company shall prepare and file those quarterly statements, commonly known as Form "10 - Q", and those annual statements, commonly known as Form "10 - K", as required by the SEC. As at the date of the filing of this Form 10 S-B, the Company has not filed any such Form 10-Q or 10-K.

        The public may read and copy any materials the Company may file with the SEC, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company anticipates being an electronic filer of required reports. The SEC maintains an internet site that contains reports, proxy, information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is: (http://www.sec.gov).

         Selected information and reports filed by the Company, if filed electronically, should be available at the SEC web site. Some of this information, or condensed reports or filings may be available at the Company's web site at: http://www.dynaresource.com

Item 2.     Management's Discussion and Analysis of Operation:
--------------------------------------------------------------

        The goal of the Company is to maximize shareholder value through the discovery and delineation of mineral resources, reserves, and potential reserves. Currently, the Company owns no producing properties and consequently, has no current operating income or cash flow. Operations are funded primarily by equity subscriptions.

        The level of the Company's activities is subject to fluctuation from year to year, depending on, among other matters, the readiness of the Company's mineral projects to absorb exploration spending and the availability of financing to apply to exploration activity. The availability of financing, in turn, is subject to wide fluctuations, depending upon the trend of equity markets; the trend of the equity markets related to junior resource exploration company securities; commodity prices; sentiment of investors; sentiment of institutional investors; and, recent results from and general outlook for the exploration programs proposed to be carried out on the Company's projects. The inter-relation of these factors is complex and difficult to project.

         In 1995, the Company acquired a 1.65 % Net Profits Interest in the San Jose de Gracia Property in Sinaloa State, Mexico through the capital contribution of $ 33,000. to the owners of the property, Minera Finesterre S.A. de C.V. ("Minera"). The Company also reserved the option to acquire an additional 23.25 % Net Profits Interest in the same property. In 1996, the Company acquired additional Net Profits Interest in the San Jose Property through the capital contribution of $ 15,250., and through the issuance of 451,750 Shares in exchange for an additional $ 451,750. of Net Profits Interest. This $ 451,750., had been advanced to the San Jose Project by Dynacap / Mexico Resource Group, Ltd., a Nevada Limited Liability Company; and had been utilized for the acquisition and installation of certain flotation production equipment. At December 31, 1996, the Company retained a 24.9 % Net Profits Interest at the San Jose Property. Through the terms of the acquisition of this Net Profits Interest, the Company retained the option to elect to receive a $ 500,000. note receivable, plus certain accelerated payback provisions on the note, in exchange for surrender of the Net Profits Interest. This election, at the sole determination of the Company, could take place at the completion of the accelerated payback provisions.

         In 1996, the Company partners at the San Jose Property, Golden Hemlock Explorations. Ltd. ("Hemlock") on a net basis, recorded acquisition costs of $ 1,630,300. Canadian Dollars ("Cnd.") related to Minera, and deferred exploration costs of $ 396,221. Cnd. related to the San Jose de Gracia Property. In 1996, the Company brought legal claims against Hemlock and Minera, and against certain named principles of Minera, in effort to protect its Net Profits Interest. The claims were settled by all parties by the entering into of the Amended and Restated Loan Agreement at December 20, 1996 (the "ARLAG"), which was superseded by the Mine Operating Agreement (the "MOAG") in August 1998. (See Exhibit "2. 2."). As a result of the litigation in 1996, and the resulting entering into of the ARLAG, the Company retained its 24.9 % Net Profits Interest at the San Jose Property, without incurring any costs associated thereto.

         In 1997, Hemlock incurred property acquisition expenditures of $ 709,703. Cnd. and deferred exploration expenditures of $ 2,288,324. Cnd. (total $ 2,998,207. Cnd.), on the San Jose de Gracia project. Again, the Company retained its 24.9 % Net Profits Interest without incurring any costs associated thereto. In 1998 Hemlock incurred property acquisition costs of $ 92,842. Cnd., and deferred exploration costs of $ 208,596. Cnd. (total of $ 301,438. Cnd.) on the San Jose de Gracia project.

        In 1998, the Company brought additional claims and litigation against Hemlock and Minera, related to issues involving the ARLAG, and the Company claimed among other things, the non-compliance therewith. This additional litigation and claims were settled in August, 1998 through the entering into of the Mine Operating Agreement (the "MOAG"), whereby the Company acquired 25 % of the outstanding stock of Minera, the owner of 100 % of the rights to the San Jose Property, subject to the Net Profits Interest. In regard to the acquisition of this 25 % interest in Minera, $ 733,277. was recorded by the Company as an investment. Pursuant to this acquisition, the Company forgave future consideration including the $ 500,000. note and related interest, plus accelerated payback provisions on cash flows, and elected to retain the Net Profits Interest. Subsequently, the Company spun off to existing shareholders as a dividend its 24.9 % Net Profits Interest. Pursuant to the MOAG, the Company acquired the option to earn up to an additional 18.75 % Interest in Minera, through the expenditure of $ 2,000,000. Cnd. in exploration and development costs on the property by December 31, 2001. (See MOAG, attached as Exhibit "2.2".)

        The Company and its partners believe they made significant progress in exploration activities conducted at the San Jose de Gracia property in 1997 - 1999 (See Part I, Item 3. - "San Jose Property"; See Pamicon Report attached as Exhibit "2.5."). However, exploration programs were curtailed in December 1997, due to Hemlock's exhaustion of funds available for exploration, and in the Company's views, due to lack of managerial authority over Minera, and activities at the San Jose Property. Hemlock's activities were confined to care and maintenance items of Minera and the San Jose, the preparation of an independent engineering report (the "Pamicon Report"), compilation of data, and negotiations with the Company.

         In 1999, Hemlock recorded $ 125,000. Cnd. in costs associated with acquisition, and $ 212,250. in deferred exploration costs (total of $ 337,250. Cnd.) at the San Jose de Gracia project.

        In 1999, the Company incurred $ 96,270. in deferred exploration Costs at the San Jose Property, related to compilation of data into a mining software program, additional sampling and mapping, and the completion of a metallurgical processing program on the Tres Amigos ores (Hazen Report - See Exhibit "2.3.") . These expenditures earned the Company an additional 1.7 % Interest in Minera. At year end 1999, the Company owned a total of 26.7 % of Minera.

        In fall 2000, the Company organized and compiled a Phase II exploration report, detailing exploration and development activities planned at the San Jose Property in spring, 2000. Included in this report was a compilation of many years of data from the San Jose into a mapping software program. This mapping software enables the company to present a professional perspective of the estimated current resources in place at the San Jose Property, and the potential for additional estimated resources. The presentation of this data has recently drawn the attention and interest of major mining companies, as indicated by the scheduled visit by one major company to the San Jose Property in April, 2000.

        Although there can be no certainty that the Company will be successful in its exploration and development efforts at the San Jose Property, the Company believes that upon the completion of its planned and budgeted Phase II exploration activities at the San Jose de Gracia, (See Exhibit "2.6.") it will be in position to continue to selectively explore and develop the San Jose de
Gracia property, through its own efforts, through joint venture arrangements, or otherwise.

        The  Company  plans  to  focus  its  efforts  on  the   exploration  and
development  of the San Jose Property,  with the goal of confirming  significant gold resources.  Additionally  the Company will continue to solicit interest for its Pansy Lee Property.

Operating Results

         Deferred exploration and development expenditures incurred by the Company in 1997 - 1998 at the San Jose de Gracia property were $ 120,000., the
Company recorded these expenditures as Investment. Hemlock expended a total of $
2,300,000. Cnd. In deferred exploration and development expenditures in 1997, and $ 208,000. Cnd. in 1998.

         Deferred exploration and development expenditures incurred in 1999 by the Company at the San Jose de Gracia property were $ 96,270., these expenditures were recorded as Investment. Hemlock, expended a total of $
212,000. Cnd. In deferred exploration and development expenditures in 1999.

        The expenditures at the San Jose Property in 1997 - 1999 have provided the foundation for continued exploration and development programs at the Property (See Pamicon Report - Exhibit "2.5").

         Hemlock, expended a total of $ 2,557,845. Cnd. in acquisition costs in 1996 through 1999. The Company expended a total of $ 500,000. in costs associated with the acquisition of the Net Profits Interest. Additionally, the Company expended $ 27,015. in 1996 and 1997, and $ 30,170. in 1998 in legal costs associated with the actions brought by the company against Hemlock and Minera. These costs are recorded as accounts receivable, together with accrued interest. In 1998 and 1999 the Company advanced funds to Hemlock in the total amount of $ 42,800. These costs are recorded as accounts receivable, together with accrued interest.

        The Company and Hemlock have expended the following amounts on costs associated with the San Jose de Gracia Project in the past 4 years:

                   Hemlock / Cnd.:                 DynaResource / USD.:
                   ---------------                 --------------------
               Acquisition  Exploration  Acquisition  Exploration  Legal /Advances
               -----------  -----------  -----------  -----------  ---------------

1996           $ 1,630,300  $   396,221  $ 500,000    Nil
1997           $   709,703  $ 2,228,324  Nil          Nil          $ 27,015.
1998           $    92,842  $   208,596  $  85,000    $  35,000    $ 30,170.
1999           $   125,000  $   212,250  Nil          $  96,270    $ 42,800.
               -----------  -----------  ---------    ---------    ---------

Total '96-'00  $ 2,557,845  $ 3,045,391  $ 585,000    $ 131,270    $ 99,850

The following sets forth in sequential order the interests earned by the Company, and the costs expended at the San Jose Property:

       Capital Costs:  San Jose Interest:              Terms:
       --------------  ------------------              ------

 1995   $   33,000.    1.65 % Net Profits Interest     Cash Paid
 1996   $   15,250.                                    Cash Paid
        $  451,750.    23.25 % Net Profits Interest    451,750 Common Shares

        ----------
 Total  $  500,000.    (Total 24.9 % NPI.);  or elect:
                       1. $  500,000.  Note Receivable.
                       2. $1,050,000.  Accelerated Payback
                                       Provisions

 1997   Nil            retained 24.9 % NPI.

 1998   $  120,000.                                  $ 85,000. acquisition Costs
                                                     $ 35,000. exploration Costs
        $   30,000.                                  Satisfaction of Interest
                                                     receivable
        $  500,000.    ($   500,000.)                Satisfaction of note
                                                     receivable
        $  350,000.    ($ 1,050,000.)                Satisfaction of accelerated
                                                     payback (Discounted)
        -----------
 Total: $1,000,000.    Acquired 25 % Minera          Option to acquire 18.75%
                                                     Minera ($ 2,000,000. Cnd.
                                                     expenditures at 12/31/01)
                       retained 24.9 % NPI.

 1998   ($ 500,000.)   Spin Off 24.9 % NPI.          Dividend to existing
                                                     Shareholders

 1999   $   96,270.    acquire 1.7 % Minera          Option to acquire 17.08%
                                                     Minera

                       (Total held 26.7 %)           ($ 1,855,000. Cnd.
                                                     at 12/31/01)

        At December 31, 1999 the Company retained ownership of 26.7 % of Minera, with the remaining option to acquire 17.08 % of Minera through the expenditure of $ 1,855,000. Cnd. At December 31, 2001.

Financing and Investing Activities
----------------------------------

        In 1996, the Company raised $ 358,865. through the sale of promissory notes which subscribers subsequently converted into 176,433 common shares of the company. The Company raised an additional $ 70,573. through the exercise of options issued with the conversion of the notes above; at the exercise of such options the Company issued an additional 176,433 common shares.

        In 1997, the Company raised $ 160,000. through the sale of promissory notes which subsequently converted into 40,000 common shares. The Company raised an additional $ 259,500. through the exercise of options at $ 1.00 / share (which options were issued at the time of acquisition of $ 451,750. of Net Profits Interest); in conjunction with the exercise, the company issued 259,500 common shares. The Company raised a further $ 121,500. through the exercise of 81,000 options at $ 1.50 (which options were issued in conjunction with the acquisition of the $ 451,750. of Net Profits Interest); in conjunction with the exercise, the company issued 81,000 common shares.

        In 1998 and 1999 the company raised $ 733,000. through the sale of 483,000 common shares. In 1998, the company also received $ 50,000. In lease income from the Pansy Lee Property.

         During the period 1996 - December 31, 1999 the Company expended a total of $ 500,000. in acquisition costs associated with the Net Profits Interest; $ 85,000. in other acquisition costs related to the San Jose de Gracia Property; $ 131,270. in costs associated with exploration and development at the San Jose de Gracia; and $ 57,185. in legal costs; and, $ 42,800. in advances made to Hemlock.

        During the prior 4 year period, the company has raised the following amounts in cash, and has issued common shares in conjunction therewith as shown:



                   Amount Raised:               Common Shares Issued:
                   --------------               ---------------------


      1996:        $    358,865.                176,433
                   $     70,573.                176,433

      1997:        $    160,000.                 40,000
                   $    259,500.                259,500
                   $    121,500.                 81,000
      1998:        $    131,000.              Issued in 1999
      1999:        $    602,000.                483,000
                   -------------                -------


Total '96 - '00    $ 1,703,438.                 1,216,366


Liquidity and Capital Resources
-------------------------------

        The Company finances its mineral property acquisition and exploration costs, and related administration costs, through the issue of equity. The Company's ability to generate adequate amounts of cash is dependent on its ability to attract equity investment.

        The Company intends to conduct exploration programs on the San Jose de Gracia property totaling a minimum of $ 250,000. (See Phase II Exploration Activity Report - Exhibit "2.6.") The Company expects that, upon completion of the Phase II Exploration Program, it will have a positive working capital position of $ 150,000. 1999 sampling and mapping programs conducted at the San Jose de Gracia property have prepared the property for the diamond drilling program recommended by the Pamicon Report (Exhibit "2.5." ); and as described in the Phase II Exploration Activity Report (Exhibit "2.6"), which activity is scheduled for February 25, 2000.

Capital and Other Requirements
------------------------------

        The Company currently has no commercial operations. It must obtain financing from the equities market to maintain its property interests and to pay general and administrative expenses for the foreseeable future, until such time as commercial mineral production may arise from its existing or future projects. Upon completion of the Phase II Exploration Activity as described in The Phase II Activity Report (attached hereto as Exhibit "2.6.") the Company will have necessary working capital through June 30, 2001.

        Minera is responsible for annual tax requirements on the concessions comprising the San Jose district in the total amount of $ 26,700. Hemlock retains the liability and obligation for the payment of these taxes. Minera may also become obligated to complete the acquisition of 2 mineral concessions within the San Jose de Gracia district, upon the delivery of proper legal documentation by the vendors. The total amount of these acquisitions is approximately US. $ 70,000., plus applicable IVA Tax. Hemlock retains the liability and obligation for payment of these acquisitions by Minera.

Employees
---------

        The Company has no employees. Management services are provided by Dynacap Group Ltd, a Texas Limited Liability Company. An officer and director of the Company is a Manager of Dynacap Group Ltd. Minera Finisterre has three part-time administration employees and employs on a full-time basis seven other individuals for security and maintenance at the San Jose de Gracia property. Hemlock retains the obligation and responsibility for costs associated with the maintenance of Minera.

Activities:
-----------

        Company activities during 1998 and 1999 focused on acquiring additional interest in Minera, the holders of 100 % Interest, subject to the 24.9 % Net Profits Interest, of the San Jose de Gracia Property. The Company also expended resources in compiling data from the San Jose and organizing next stage development activities, including the retaining of exploration advisors, First Point Minerals Corp., Vancouver, B.C. Canada. In February, 2000 the Company commenced its next stage of activity at the San Jose Property, as advised by First Point Minerals. (See "Phase II Exploration Activity", attached as Exhibit "B.6".

Item 3.     Properties:
----------------------

        The Company presently maintains its executive offices at 5215 N. O'Connor Blvd., Suite 200, Irving, Texas 75039, at a rate of $ 1,250.00 per month, plus utilized services. The Company renewed its lease for 1 year, commencing April, 2000.

Pansy Lee Mine, Winnemucca, Nevada:
----------------------------------

        In October, 1937, the Company acquired approximately 560 acres of mining claims in Humboldt County, Nevada, which claims surrounded a hard rock mining prospect. For the next several years, the Company engaged in exploring this property, including the drilling of a 900 Foot mine shaft and the installation of a flotation mill circuit for potential production. Although the Company reports the following Production from the Pansy Lee Mine in the early 1940's:
8,000 Oz. Gold,  700,000 Oz.  Silver,  110,000 Lbs.  Copper,  and 2,000,000 Lbs.
Lead; the mine was shut down by Executive Order in World War I, with little production reported thereafter.

        From 1944 through 1988, the Company involved itself with the leasing of its Pansy Lee Property, to various mining entities, including Newmont Mining (1986-1988). The Company reported no production or profits from such leasing activities. The Company had no significant mining activity outside of the property leases during this period, while it negotiated potential mergers with other mining entities. From 1989 to 1994, the Company had no significant activity.

        In 1998, the Company entered into a 5 Year Lease / Purchase Agreement with Newcrest Resources, Inc., Australia on the Pansy Lee Property. (See Exhibit "2.1") Terms of the Lease were as follows:

     1.     1st Year (1/23/98):     $   50,000.
     2.     2nd Year (1/23/99):     $  100,000.
     3.     3rd Year (1/23/00):     $  150,000.
     4.     4th Year (1/23/01):     $  250,000.
     5.     5th Year (1/23/02):     $  250,000.

         A Purchase Price of $ 2,000,000. was to be due at the end of the Lease at January 23, 2003. The Company retained a 2.5 % Gross Smelter Royalty on any and all production.

The Company received the first year's Lease Payment from Newcrest in January, 1998. However, Newcrest terminated the Lease in 1999, and ceased all U.S. operations. During the time of Lease, Newcrest performed the following work on the property:

         o    sampling and grid mapping
         o    IP/resistivity and ground magnetic surveys
         o    three 1,500 foot reverse circulation holes drilled.

        The Company has not performed any recent work of its own on this property, as it focuses its resources on the San Jose de Gracia Property, Sinaloa State, Mexico.

San Jose de Gracia Property:
----------------------------

        The claims referred to as the San Jose de Gracia claims contain approximately 4,160 hectares of mining concessions. Prior to the Mexican Revolution in 1910, over 1,000,000 ounces of gold were produced from these concessions. There has been approximately $ 1,800,000. expended in acquisition costs, and $ 2,300,000. expended in exploration costs during the period 1996 to December 31, 1999. This exploration work has provided the confirmation of vein deposits at the San Jose Property. (See Pamicon Report - Exhibit "2.5.").

        The claims which comprise the San Jose de Gracia Project, consist of four contiguous groups of mineral claims; San Jose de Gracia I; San Jose de Gracia II; Santa Rosa, and Finisterre. The San Jose de Gracia I claims were acquired by Minera Finesterre S.A. de C.V. ("Minera") effective May 15, 1997, from parties at arm's length to the Company, under agreement dated May 15, 1995 in consideration for cash payments totaling $ 690,000. The San Jose de Gracia II claims were acquired over a two year period, pursuant to an agreement dated May 14, 1994, from parties at arm's length to Minera, in consideration for cash payments totaling $ 200,000., and assumption of a $ 450,000. term loan. As at February 28, 1999, all the required cash payments had been made by Minera and the term loan retired.

        Minera obtained an option to purchase interests totaling 100% in the Santa Rosa claim, from parties at arm's length to Minera and the Company, pursuant to three separate agreements dated May 15, 1996. The option was exercisable by making payments totaling $ 250,000. in two equal annual installments due May 15, 1997 and May 15, 1998, subject to Minera's receipt of certain legal documentation from the vendors. The initial installment of $ 125,000. was made by Minera on the first payment date and since that time additional payments on account of the remaining purchase price and taxes have been made to various vendors by Minera as legal documentation has been produced. Minera estimates the remaining acquisition costs relating to the San Jose claim to be $ 70,000., including applicable value added tax. The balance of the acquisition costs will become payable upon the vendors tendering the required documentation.

        The  Finisterre   claims  were  staked  by,  or  on  behalf  of  Minera.
Consideration consisted solely of related filing fees.

        The Company completed metallurgy work in 1999 to confirm the ability to extract gold and other minerals from ores contained at the San Jose Property. The results of this work confirmed that 87 % - 95 % recoveries of Gold and other Minerals are possible, using a basic gravity flotation circuit. (See Hazen Metallurgy Report - "Process Development on Tres Amigos Ores"; attached as Exhibit "2.3.")

         Title to the claims are held in the name of Minera Finisterre S.A. de C.V., ("Minera") a Mexican Corporation, in which the Company currently holds a
26.7 % of the outstanding common stock and interest related thereto. The remainder of the Interest in Minera is held by Golden Hemlock Explorations, Ltd. ("Hemlock").

        The following information is extracted from a report (the "Pamicon Report") dated September, 1999, by Pamicon Developments Ltd., Vancouver, British Columbia, Mr. Charles K. Ikona, P. Eng, a copy of which has been attached to this Form as Exhibit "2.5.".

Location, Access and Topography
-------------------------------

        The San Jose de Gracia Mining District is located in the northeast portion of the State of Sinaloa some 156 kilometers northeast of the city of Culiacan. Access is by a mountainous road 78 kilometers from the municipal seat of Sinaloa de Leyva, or by air, to a gravel air strip on the property, suitable for small to medium sized aircraft. The village of San Jose de Gracia is located in the project area and offers a labor source as well as limited support facilities. Geographical co-ordinates of the project are 26'09'N latitude and 107'53'W longitude. Topography on the property is characterized by ravines and low mountain ranges, with moderate to steep slopes. Elevations range between 400 and 700 meters A.S.L. Extensive unpaved roads and tracks offer four-wheel drive access to much of the project area.

        Climate is semi-tropical with a dry season extending from mid November to the end of June and a rainy season from July to mid November. Summers are hot with temperatures to 40(degree)C and winters mild. Vegetation consists of mesquites, thorny bushes and shrubs. Some deciduous trees grow in the ravines with abundant underbrush growth during the rainy season. Limited surface water in flooded old workings is available for drilling in several areas of the property. Process water is available from wells in the main river valley near the village but may also be available from possible aquifers elsewhere on the property.

Concessions
-----------

The following concessions, with the exception of the Santa Rosa Claim previously described, are 100 % owned by Minera Finisterre:



     CLAIM NAME                     TITLE OR FILE NUMBER                HECTARES
     ----------                     --------------------                --------

     San Jose                       190244                               27.0000
     El Real                        190736                             2332.0000
     Tres Amigos 2                  192290                               54.4672
     Lost Tres Amigos               172216                               23.0000
     San Sebastian                  184463                               40.0000
     La Nueva Esperanza             209870; formerly 162840              40.0000
     Guadalupe                      189470; formerly 16335               77.0000
     Nuevo Rosario                  184999                               32.8781
     Mina Grande                    163578                                6.6588
     Ampliacion de Santa Rosa       163592                               25.0000
     Santo Tomas                    187348; formerly 178649             312.0000
     San Nicolas                    163913                               55.5490
     La Libertad                    172433                               97.0000
     La Union                       176214                                4.1098
     Ampliacion de San Nicolas      183815                               17.4234
     El Real 2                      201128                              393.8510
     Piedras de Lumbre Uno          201946                               40.2753
     Piedras de Lumbre 2            201947                               34.8484



     Piedras de Lumbre 3            203467                              4.3098
     Finisterre Fraccion A          203285                              18.7856
     Finisterre Fraccion B          203286                              173.4966
     San Miguel                     183504                              7.0000
     Santa Rosa                     170557                              31.4887
     San Andreas                    192288                              385.0990


Total "4,160 hectares more or less"

History
-------

        Gold was originally discovered on the property in 1828 near the small settlement of El Rosario in the north central portion of the area. Work was restricted to the areas of Mina Grande and Mina San Pablo during this period. Further work in the 1870's, led to additional production from other original mines in the area. In 1893 the first ore body in the Purisma Creek area was discovered. From 1892 - 1895 these ore bodies are reported to have produced some 470,000 ounces of gold at an average grade of 3.48 oz Au/ton.

        In 1895 the La Prieta area was discovered which resulted in additional production. The mines produced until 1910 when the Mexican Revolution halted mining activities. Total Production during the period 1828 until 1910 is estimated at 1,000,000 oz. The mines were returned to private control in 1918 with resulting sporadic production until present. This production appears to have been hampered by lack of financial and technical resources. Material mined during this later period was salvaged from old operations, with no organized attempt to define new reserves.

        By 1977 the present underlying vendors to Minera Finisterre succeeded in acquiring control of most of the district, and installed a 70 ton per day flotation concentrator. Preliminary modem geological surveys of the area were started in the 1990's by Asarco and Penoles, the Mexican state mining company. Minera Finisterre subsequently acquired the property and continued some exploration work, although most of its financial resources were expended in erecting a 200 ton per day concentrator on the property.

        Golden Hemlock Explorations, Ltd., Vancouver, B.C. ("Hemlock") obtained an option to acquire control of Minera Finisterre and commenced work on the property in 1997. This development work, performed for Hemlock by Perforaciones Quest de Mexico (PQM), consisted primarily of core drilling, along with trenching and mapping.

        In 1998 Pamicon examined the results of PQM's work, in order to calculate possible mineral reserves developed by the drilling, and to review the general status of the property. Results of this examination were presented in a Pamicon report of September 1998. Subsequently, during the first half of 1999, the Company and its agents arranged to collect samples for metallurgical testing. Thereafter, In July - August 1999, a short survey, sampling, and mapping program, under the direction of T.C. Scott and M. Mitchell, P.Eng. (Pamicon), was conducted to address some problems with the PQM data noted in the 1998 review.

Geology
-------

         Geologic characteristics of the San Jose de Gracia Property, including:
A. Regional Tectonics;  B. Structural Trends; C. Magmatic Intrusion Trends; and,
D. Mineralization Trends; are described in detail in the Pamicon report.

Review of 1997 Field Work
-------------------------

        The Pamicon review of the 1997 field activities focuses primarily on the results of the diamond drilling, and the reported trenching conducted by PQM. Eight areas of the property were tested with 64 drill holes, which produced an accumulated length of approximately 6500 meters of NQ core. In addition, the Gossan Cap and the La Purisima were reported to be extensively trenched.

Tres Amigos Structure
---------------------

        The 1997 drill program at Tres Amigos comprised 26 holes drilled at various azimuths because of terrain constraints. While the near orthogonal drill pattern was not ideal for assessing the Tres Amigos vein structure, extrapolation of data between the idealized Mine Grid Sections, East (330) and

North (060), provided enough continuity to indicate its tenor and trend. Many narrow, seemingly spurious hanging wall intercepts were attributed to intermittent north striking, steeply dipping veins of the Orange Tree grouping. It is not possible from drill logs to identify these structures with any certainty, nor, to separate their possible contribution to the grade of the mineralized blocks depicted.

        The recently conducted re-survey of drill holes (August, '99), has increased the confidence level in the spatial relationship between the various mineralized intercepts encountered in the Tres Amigos brecciated vein system. Several auriferous veins, occurring approximately 35 meters into the hanging wall of the Tres Amigo vein, were previously interpreted as spurious. On sections east of Section 5078E, these now appear to define a second mineralized structure (the Quarta Amigo), of similar orientation and character as the Tres Amigos. The significance of this mineralized breccia vein, possibly en echelon, lies not only in its ore potential, but also in that it may define a zone of dilation between the two structures. The mineralized, hanging wall splays of the Tres Amigos, comprising brecciated quartz-sulfide filled gashes and mineralized wall rock breccias, would be typical of such an environment. Similarly, the hanging wall splays of the Quarta Amigo may signal the presence of additional en echelon structures and dilation zones occurring to the northeast. Conformation and delineation of these zones could greatly increase the systems mineral potential.

        In preparation of the resource estimate for the Tres Amigos area, the following observations and their possible inferences were also apparent:

         o Based primarily on the distribution of gold, anastomosing or sheeted mineralized zones are depicted as striking approximately 060 with a northerly dip which may vary from 20 to 60(degree).

         o The mineralized zones appear to crosscut all sedimentary, volcanic and intrusive lithologies.

         o     Significant   silver,   copper,  zinc  and  lead  values  were
               encountered in the drill holes but a definitive correlation between gold and individual elements is not apparent.

         o Several drill holes encountered the sedimentary lithologies which make up the pre-Tertiary basement rock for the region . The dramatic difference in the depth of the sediment interface in adjacent drill holes, as seen in Sections 5037E, 5078E, 5035N and 5080N is in sharp contrast to the regularity of the Tres Amigos structure. This suggests that considerable faulting occurred prior to the development of the main mineralized structures.

         o Pamicon also noted that the auriferous, massive-sulfide vein intersected within the sediments at the bottom of hole SJG 047 is the only significant mineralization encountered below the Tres Amigos vein to date. Although of undefined orientation, adjacent drill holes to the west tend to eliminate all but an easterly dipping structure, that may or may not be directly related to the development of the overlying dilatation zone. With a grade of Au 7.5 g/t, Ag 15.5 g/t, Cu 0.09%, Zn 3.18%, and Pb 0.27% over 7 meters, including 1.5 meters at Au 23.1 g/t, Ag 42.5 g/t, Cu 0.24%, Zn 8.0% and Pb 0.83%, this
               structure  possibly   represents  a  feeder  channel  for  the
               mineralizing fluids that permeated into the Tres Amigos system. Delineation of this structure is a priority, as it offers the potential for encountering mineralization in an environment similar to that of La Prieta; and, it also offers the potential for manto style mineralization, developed within calcareous members of the basement sediments.

La Cecena Workings
------------------

        The La Cecena workings are located 200 meters SW from the Tres Amigos workings and drifts northerly into the footwall of a mineralized structure which, based on similarities in orientation and mineral tenor, is interpreted to be an extension of the Tres Amigos mineralization. Drill hole 97-50, collared approximately 70 meters to the west of the La Cecena workings, was oriented at 063(degree) at a -80(degree)dip. The intention of drilling this diamond drill hole was to test the La Cecena structure, which strikes 049' and displays a variable northerly dip of 45(degree) to 65(degree). The following comments are based on a review of the drill logs and assays of drill core for this hole.

         o Andesite tuffs breccias and porphyries dominate the lithologies encountered in this 155.5 meter diamond drill hole. Sedimentary, felsic and andesitic clasts were noted in a 2 meter breccia zone at 73 meters. The rhyolitic sequence was not encountered, however a 4 meter quartz-feldspar porphyry dyke (?) Was intercepted at 113.5 meters.

         o A zone of significant mineralization was encountered between 69 and 80 meters that may reflect a continuation of mineralization encountered in the workings. Encouraging assay results of 5.2 g/t Au - 16.6 g/t Ag and 8.8 g/t Au - 10.8 g/t Ag were returned from 2 samples on both the hanging wall and foot wall of the zone respectively. Sulfide mineralization associated with the zone include sphalerite, galena and minor pyrite. Significant copper values of 0.22% reported with the HW sample and 0.78% Pb with the FW sample. Anomalous precious and base metal values were returned from the intervening samples.

         o Faulting and brecciation persisted throughout the section drilled, with prominent graphite on minor slips.

         o The dominant alteration is chlorite, with epidote becoming more pronounced at depth, along with fractures filled with talc/gypsum.

         o Recent surveying and sampling suggests a probable correlation between Tres Amigos and La Cecena; which upon confirmation would yield a mineralized structure in excess of 450 meters.

Rudolphos Workings
------------------

        Drill  holes  97-48 and 97-49  were  collared  270 meters SE of the Tres
Amigos portal adjacent to the Rudolphos workings and tested a mineralized structure that lies sub-parallel to the Tres Amigos structure. Hole 97-48, an inclined hole, penetrated 100 meters of the Lower Volcanic Sequence that consisted of andesitic tuffs with diorite porphyry clasts, polymictic conglomerate, rhyolitic tuffs and andesite porphyry. The hole terminated in 20 meters of basement sediments. Hole 97-49, a vertical hole from the same setup, penetrated similar lithologies comprising 128 meters of the Lower Volcanic sequence before terminating in 17 meters of basement sediments. A shallow northerly apparent dip is indicated for the volcanic/sediment interface.

         o Hole 97-48 encountered 40 meters of highly anomalous zinc mineralization between 36 and 76 meters which included several 1-2 meter intervals grading between 1% and 4.8% Zn. Anomalous Au values up to 2.5 g/t were encountered between 64 and 69 meters.

         o Mineralization in 97-48 is of special significance as it is hosted by heavily quartz veined and brecciated rhyolitic tuff, with total sulfides of up to 10%.

         o The presents of silicified sedimentary clasts within the quartz veining is strongly suggestive of a hydromagmatic breccia. Similar breccias have been reported in the Tres Amigos and La Cecena drilling.

         o     Hole   97-49   encountered   several   segments   of   similar
               mineralization with elevated gold values in which andesitic rocks were the primary host.

         o These drill holes indicate that significant mineralization occurs not only in the andesitic stratigraphy but also within rhyolitic, volcanic rocks, with structural complexities being the main controls on the location of mineralization.

         o Interpretation of results suggest the presence of at least two sub-parallel mineralized structures with a moderate NW dip. Neither, however, appear to correlate with the targeted Rudolpho surface workings which is in their foot wall.

         o     Even though  initial  gold values are low,  the  drilling  has
               indicated   Rudolphos   to   represent  a  strong   system  of
               mineralization, worthy of additional drill testing.

         o     The  spatial  relationship  of the Tres  Amigos and  Rudolphos
               systems   suggests  they  are  not  contiguous  and  represent
               separate but similar centers of mineralizing events.

Gossan Cap Area
---------------

In the vicinity of the Gossan Cap area, which lies to the southeast of the San Pablo and Mina Grande underground workings, 12 diamond drill holes were completed. Drilling targeted an auriferous zone identified as a result of surface rock chip sampling conducted during a property inspection by Teck Resources Inc. in 1996. The drill collars have as yet to be surveyed. Field mapping and diamond drilling indicates the bedrock of the Gossan Cap area to be dominated by basement sediments, in contrast to the anticipated Tertiary volcanics. There are, however, several aspects of the drill results that warrant comment.

The following observations are based on drill log descriptions:

         o Except for the intrusion of a few mafic and felsic dykes, the rock cored was comprised of siltstone, mudstone, graphitic black shales and calcareous members of the Paleozoic basement for the property. No volcanic rocks comparable to those found overlying the basement rocks at surface appear to have been encountered in the drill holes.

         o Intense fracturing and brecciation is evident throughout the core.

         o Fe and Mn oxides are prominent to a depth of approximately 35 meters, below which sulfides, primarily pyrite, are dominant.

         o Drill holes 97-15, 17 and 26 were drilled to depths of 55.77m, 54.86m and 66.45m respectively. All other holes were less than 46 meters in depth.

         o Although elevated gold values (100-200 ppb) were encountered in most holes, few samples returned values >500 ppb Au.

         o Trace levels of silver and base metals increase markedly in the sulfide zones at the bottom of the holes.

         o Core recoveries are generally poor in all holes and likely influenced drill core assay results.

         o Gold values attributed to surface sampling are not reflected in drill core assays.

         o Elevated zinc values associated with a quartz veined, tectonic breccia in Hole 97-15, between 10.6 and 14.8 meters, suggests that an extension to the mineralized structure at Pozo Mina Grande, may have been intersected.

Inferred from these observations are the following:

         o     Surface   weathering   probably   extends   to  a   depth   of
               approximately 35 meters.

         o Either the sediments originally contained only elevated gold values, or, gold was lost as the result of poor recovery and /or surface leaching.

         o Gold values from surface samples may be residually derived from erosion of auriferous volcanic cover.

         o Mineralized structures within sediments may be sub-vertical, thus negating their effective detection by vertical drill holes.

        The drilling in the Gossan Cap area has neither confirmed that surface mineralization continues to depth, nor has it satisfactorily explained the results obtained from previous surface sampling. However, drilling confirms that elevated precious and base metal values do occur in structurally prepared areas within the basement sediments. It will be important to incorporate the data from the Gossan Cap area into the geological data base for the property, to attempt to explain the high values from surface trench samples.

La Union Area
-------------

A total 716.87 meters of diamond drilling in 8 holes tested the down dip continuity to the fissure veins exposed in the underground workings at La Union. The diamond drill holes encountered a Lower Volcanic Sequence dominated by felsic and mafic porphyries, heterolithic breccias and the basement sediments. Phyllic and argillic alteration is extensive within these well fractured rocks especially where brecciated quartz-chlorite-sulfide veins were encountered. Significant assay results of 12.92 g/t. Au over .5 meter intersection, and 8.99 g/t Au over 1 meter, were encountered. The results are encouraging and the area requires further evaluation.

La Purisima Area
----------------

        The lower reaches of the Arroyo Purisima, between the La Cruz and El Salto workings and the area around Trench 5 were tested with 1,043 meters of diamond drilling in 14 holes. Bedrock includes a variety of well altered, andesitic to felsic porphyries, tuffs and breccias that are laced with silicified zones, stockworks and quartz breccias. Hematitic and argillic alteration is extensive. Pyrite at 1 to 3% is pervasive.

        The core recovery from these 14 holes is extremely poor, and ranged between 40 and 60%. This sheds doubt on the accurateness of the drill assay results, and may account for the surprisingly few core samples with Au > 0.2 g/t from an area where trench sampling commonly returned Au values of 1 to 3 g/t.

        Contrary to earlier reports, assays show that elevated gold values occur in conjunction with anomalous concentrations of base metals in hematitic and silicic structures, as in hole 97-55 at 24.4m: 5.2 g/t Au, 28 g/t Ag, 0.6% Cu, 1.8% Zn, 0.35% Pb over 3 meters, and at 114 meters: 2.1 g/t Au, 2.9 g/t Ag, 0.08% Pb over 2 meters. Hole 97-56A (location unknown) similarly reports approximately 1.0 g/t Au with 0.05 Pb over its entire length of 12.2 meters.

        Trench 5, within the La Purisima area, is an area of extensive mechanical excavation. While sample numbers and significant results are shown, there is no documentation of sample types and lengths, or of the rock types collected during sampling. It is obvious that there are several areas that returned very encouraging results. Unfortunately, without substantial geological data, it is not possible to evaluate the significance of the results at this time, other than to say that the area should be re-sampled and mapped.

Palos Chinos Area
-----------------

        Drill hole 97-63 (-60/057), was collared on the roadside approximately 100 meters west of the Palos Chinos-Tajo Verde workings. These workings explore at least two parallel structures oriented at 340/45SW at an elevation of 495 meters (CRM 1981). This elevation appears to equate to 561 meters on the PQM maps with a surveyed drill collar elevation of 565 meters. A target depth of 80 meters was anticipated. The drill hole intercepted a wide zone of hematicized breccia and quartz stockworks, which contain up to 5% pyrite and noticeable chalco-pyrite between 46.4 meters and 87.1 meters. The arithmetic average for
29.6 meters starting at 52.7 m is 2.65 g/t Au, which includes  sections  grading
9.25 g/t Au over 0.73 meters and 8.45 g/t Au over 2.7 meters. This wide mineralized structure may possibly be interpreted as extending the Palos Chinos mineralization an additional 80 meters down dip. The 1999 fieldwork at SJG included a survey traverse from the Palos Chinos portal to drill hole SJG 063 and the Tajo Verde portal. This will provide spatial control for follow up drilling.

Dead Zone Area
--------------

        The Dead Zone was tested with Drill Hole 97-64. A soft, medium gray, andesitic porphyry, characterized by 5 to 10% disseminated, fine grained, black hematite and streaks of red hematite, was encountered throughout the hole. This rock was cut by numerous 0.3 to 2.0 cm. gypsum veinlets. The core recovery was extremely poor (<25%) to a depth of 123 meters; thereafter it improved markedly (> 95%). As there were no corresponding changes in lithology, etc., the marked change in core recovery at 123 meters may reflect the depth of surface weathering.

        Assay results for both core and sludge samples are generally low. The highest value returned for all metals tested was 41 ppm zinc. No change in tenor is evident below 123 meters. Unfortunately, references to any specific alteration facies were omitted from the diamond drill logs. However, the presence of gypsum combined with extremely low metal value possibly suggests an environment of leaching by acid sulfate, hydrothermal waters.

Reserves
--------

        The following information is condensed from the Pamicon Report. Full tables and grid sections are included in the Report. Pamicon deduced that the data contained within its report indicates extensive potential of the San Jose de Gracia as generally represented by:

         o     A  large  property  area,   geologically   favorable  for  the
               deposition of significant concentrations of gold.

         o Historical production estimated to be in excess of 1,000,000 oz. of gold from some 67 known historical workings.

         o Recent work by the Company demonstrating potential reserves on several areas of the project.

        The Pamicon Report notes that while a large portion of the property requires additional geological and geo-technical review prior to determining its potential; several areas, including the Tres Amigos - La Cecena, Rudolphos, Palos Chinos, and possibly the La Union and La Purisima areas, have sufficient results to justify additional immediate work. Of the above mentioned areas, only the Tres Amigos - La Cecena area has received sufficient work to allow preliminary estimate of possible tonnage and grades to be made.

        Where exposed on surface, the Tres Amigos structure has been developed by three short adits over a vertical extent of some 25 meters and by several shallow trenches. The lower adit (Level#1) is the longest at 83 meters. In this area it appears as a structurally controlled vein type deposit, within competent rhyolites. General altitude appears to be 060(degree) dipping 50-60(degree) to the north. Width varies between 2 to 4 meters averaging approximately 3 meters. The vein is highly silicified, and contains extensive massive sulfides, primarily pyrite, but including some base metals (Copper, Zinc and Lead). The most important economic constituent is gold, together with lesser silver.

        In 1997 Minera completed 26 diamond drill holes in the Tres Amigos area. Results from these Drill holes, along with sampling of the adits were employed for preliminary resource calculations. To date the Tres Amigos area has been drilled over a strike length of 160 meters to a depth of 250 meters. The La Cecena area has been included with the Tres Amigos as it is quite possible that the La Cecena structure as indicated by old workings and drill holes 97-53 represents an extension of the Tres Amigos structure to the south-west. Should this be the case, a strike length of 450 meters, open to the south / west might be postulated for the combined area.

Classification of Resources
---------------------------

        Mineralization in the Tres Amigos area is classified as "Indicated Mineral Resources", and "Inferred Mineral Resources", in accordance with the proposed classification under the International Reserves Definition Initiative reported in the Bulletin of the Canadian Institute of Mining and Metallurgy, Vol. 90, No. 1017, Feb. 1998, pp. 44-45. It is anticipated that additional work will allow portions of these to be moved into a "Measured Mineral Resource" class and possibly into "Proven / Probable Mineral Reserve" upon satisfactory final resolution of metallurgy and economics. Detailed reserve results on a section basis, are presented in Appendix C of the Pamicon Report. (See Exhibit "2.5.")

Interpretation
--------------

        New cross sections were plotted for the Tres Amigos area, employing the re-survey of the area conducted during August, 1999. These show the main Tres Amigos zone to have a relatively consistent strike and dip ( 056(degree) @-60 (degree)N) over the area drilled. In addition, several of the new sections (5078, 5097, 5114E) appear to indicate the presence of a second zone (tentatively named the Quarta Amigo) sub parallel to the Tres Amigos and some 35 meters in the Hanging wall. Both of these zones appear to be structurally controlled. Opposing movement on such a set of sub-parallel structures can cause dilation or wrench type secondary structures between them. The presence of these may be indicated by a number of intersections which previously were interpreted as a significant flattening of the main Tres Amigos zone at depth. In addition section 5078 appears to show the presence of these  dilation  structures  in the hanging wall of the Quarto Amigo zone. This may indicate the presence of a third, previously unsuspected zone in this direction. Should this new interpretation of the controlling structural features prove correct, the implications for increasing the tonnage potential for the area are significant.

Cutting of Grades and Results
-----------------------------

        Assays from underground sampling and drilling demonstrate an extensive range in gold grades. Additional information is required to develop a statistically meaningful method of cutting assays. Cutting of grades at this time therefore is somewhat arbitrary. Table 2 (Pamicon) shows the tonnage and grade calculated on sections for various portions of the deposit and the uncut weighted average grade of 9.4 gm/t gold. Inspection of results show three tonnage blocks with gold grades substantially above the uncut average (zone T section 5078, zone C section 5078 and zone C section 5114). On a preliminary basis cutting the grade of these to the uncut average shows a cut weighted average grade of 7.4 gm/t gold. No cutting of silver and copper results appear warranted.

The Indicated Resource of the Tres Amigos area is therefore 161,696 Tonnes with an uncut average grade of 9.4 gm/t Gold, 15.15 gm/t Silver and 0.44% copper or a cut average grade of 7.4 gm/t Gold, 15.15 gm/t Silver and 0.44% Copper.

Inferred Mineral Resource
-------------------------

        On sections 4988E, 5037E and 5046E, significant portions of the main Tres Amigos structure require fill in drilling as the distance between drill intersections and/or underground sampling is greater than the described parameters used for calculation of Indicated Resources. An Inferred Resource of some 125,000 T can be postulated in this area. Grade is indeterminate but may approach the Indicated Mineral Resource averages.

Metallurgy
----------

        In the spring of 1999, personnel under the direction of Mr. Wayne C. Henderson, P.E. of Lockwood Greene Engineers, Dallas, Texas, visited the property with the purpose of obtaining samples for metallurgical testing. Six samples were collected and forwarded to Hazen Research in Golden, Colorado for test work, under the direction of Mr. Henderson. (Metallurgical report attached as Exhibit "2.3.")

         The objectives of the work conducted by Hazen were to: a. Categorize the samples mineralogically, and chemically; b. Evaluate gravity separation, for the recovery of relatively coarse gold and silver; c. Evaluate flotation processing, as a method to recover gold, silver, and copper; d. Develop preliminary Process Design Criteria; and, e. Describe any obvious metallurgical complications.

Hazen summarized the results of their work as follows.

        "When the results from the highly oxidized sample and results at course grinds were ignored, gold recovery varied between 87 and 95%, silver recovery varied between 67 and 94%, and copper recovery varied between 81 and 97% into a combined (calculated,) gravity cleaner concentrate and rougher flotation concentrate. For the sulfide samples, when target conditions (primarily grind size) were attained, the rougher flotation conditions were visually excellent, and there were no indications of interference from clays or other components that can interfere with results. No attempts were made to recover oxidized minerals."

        Of the samples processed at Hazen, three were Tres Amigos, with the others from elsewhere on the project. As only resource calculations were made on the Tres Amigos the following comments from Pamicon are made for these samples only.

        Pamicon, September, 1999: "Most of the test work was directed to the high grade adit sample (Sample 1). Results on this sample both in terms of recovery and concentrate grade (in gold) were excellent. However, while the Tres Amigos will undoubtedly produce some material of this grade and mineralogical tenor, run of Mine feed, considering overall resource and dilution will most likely be of much lower grade. Although yet to be completed, the possibility of producing an acceptable grade of concentrate from Run of Mine, Tres Amigos material, should be considered good".

Phase  II Exploration Activity Report:
--------------------------------------

        The Company commenced Phase II exploration activities at the San Jose de Gracia Property on February 25, 2000. The Company's planned activities during this phase of work is outlined in the "Phase II Exploration Activity Report") attached hereto as Exhibit "2.6.".

Item 4.     Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------------------

The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than five percent of the issued and outstanding shares of the Company as of December 31, 1999. The following table sets forth the information based on 3,739,907 common shares issued and outstanding as of December 31, 1999:

  Beneficial Owner                        Common Shares        Percent Ownership
  ----------------                        -------------        -----------------

  Great Sands Mining Group Trust            433,000                   11.58 %
  (Darryl Butler, Beneficial Owner)

  K.D. Diepholz                             240,926                    6.44 %

  Douglas Metcalf                            50,000                    1.34 %

  Vantage Ltd. Trust                         50,000                    1.34 %
  (Douglas Metcalf, Beneficial Owner)

  Wayne C. Henderson                         50,000                    1.34 %

  Melvin E. Tidwell                          48,312                    1.29 %

  Brad J. Saulter                            64,675                    1.73 %

  Dynacap Group Ltd.                        115,124                    3.08 %
                                            -------                   -------

  All Officers, Directors
  And Beneficial owners as

  a Group (6 Persons)                     1,052,037                  28.13 %
Consultants:

  Matrix Group

  Beneficial Owner - Charles Smith          125,000                   3.34 %
  Curtis Sales                               25,000                    .67 %
                                            -------                   -------

  All Officers, Directors, and
  Beneficial Owners as a Group,

  Including consultants:                  1,202,537                  32.15 %

         o The Company has issued shares of its common stock for services in the past 5 years to Dynacap Group Ltd. a Texas Limited Liability Company, a private consulting firm. Mr. Charles E. Smith, consultant to the Company, and Mr. K.D. Diepholz, Chairman and CEO of the Company are the managers of Dynacap Group Ltd. Mr. Smith and Mr. Diepholz disclaim all but 5 % ownership of Dynacap Group Ltd.

         o Viking Gold Ltd., L.P., a Texas Limited Liability Partnership, is the holder of 42,476 common shares of the Company. These shares were received through the exchange of certain laboratory equipment for shares, and through direct purchase of common shares and through direct exercise of options of the Company. Dynacap Group Ltd. is the manager of Viking Gold Ltd.

         o There exist 733,000 Options of the Company, which were issued to Great Sands Mining Group Trust and Vantage Ltd. Trust, the purchasers of 483,000 common shares in 1998 and 1999, for $ 733,000. cash. These 733,000 Options are exercisable at a price of $ 2.50 for a period of two years terminating November 2001.

         o There exist 40,000 "A" Warrants at $ 8.00, and 40,000 "B" Warrants at $ 12.00; such warrants being issued with the conversion of promissory notes of the Company into common shares in 1996. The "A" and "B" Warrants are exercisable within 90 days of the Company's common stock trading on any exchange for the average closing bid price over 5 days of $ 12.00., and $ 16.00, respectively.

         None of the foregoing have any right to acquire additional shares of the Company. There is no existing arrangement which may result in a change in control of the Company.

Item 5.     Directors and Executive Officers of Registrant:
-----------------------------------------------------------

The following table lists the names and ages of the executive officers, directors and key consultants of the Company. The directors will continue to serve until the next annual shareholders meeting, scheduled for May, 2000, or until their successors are elected and qualified. All officers serve at the discretion of the Board of Directors.

         Name                         Age   Position                 Held Since
         ----------------------------------------------------------------------
         K.D. Diepholz                40    Chairman                  May 1997
         1140 Hidden Ridge                  Chief Executive Officer   May 1997
         Irving, Texas  75038               Director                  1995

         Douglas Metcalf              36    Secretary                 May 1997
         46 Lakeshore Drive North           Director                  May 1995
         Westford, Ma.  01886

         Wayne C. Henderson           60    Director                  May 1995
         5502 Lafayette Lane                Vice-President /
         Frisco, Texas  75035               Mineral Properties        May 1997

         Melvin E. Tidwell            55    Director                  May 1994
         4804 Picadilly Place
         Tyler, Texas  75703

         Brad J. Saulter              39    Vice President -          May 1998
         922 Signal Ridge                   Investor Relations
         Rockwall, Texas  75087


K.D. Diepholz - Graduated Lake Land College, Southern Illinois University; Communications and Business Emphasis; Regional Director - Fidelity Union Insurance and Investment, Dallas, Texas (1980 -1983); President - KWD Properties Corporation, Mattoon, Illinois (1983 - 1989); a privately-held Oil & Gas Exploration and Development Company involved in all phases of The Oil & Gas Business, and Various Types of Partnerships; Vice President - American Investment Retirement Corporation, Phoenix, Arizona (1990 - 1991), Involved in Program Structuring for Pension Accounts; Vice President - Ideal Securities, Inc., Dallas, Texas (1992); Program Structuring and Marketing Management; President - DP Phoenix, a Real Estate Investment Company, Phoenix, Arizona (1991 -1992); Investment Program Structuring, Real Estate Acquisitions, General Management; Director: Farm Partners, Inc., Dallas, Texas (1992 - Present); General Management of this General Partner to Precious Metals Limited Partnership; DP Group Ltd., Dallas, Texas (1993 - Present); President of this independent Marketing firm; Dynacap Group Ltd., Dallas, Texas (1992 - Present); President of this Consulting and Management firm, directing the management of certain Limited Liability Investment Companies; DynaResource, Inc. (f/k/a: West Coast Mines, Inc.), a Junior Public Mining Company, Dallas, Texas (1994 -
Present); Chairman, Chief Executive Officer, Treasurer, and Director of this junior resource exploration and development Company. Special Skills in the areas of Business Development, Project Planning, Corporate Financing, Acquisition Analysis, Investment Program Interpretation and Structuring.

Douglas E. Metcalf - Graduated Cornell University, B.S. degree 1986; Executive Vice President - OHMS International, an International Import / Export Consulting Company (1987 - 1991); President - Quantum Ventures Corporation, a holding company involved in the development of new business enterprises (1992 - Present); Secretary and Director - DynaResource, Inc. (f/k/a: West Coast Mines, Inc.), a junior resource exploration and development Company, 1995 - Present. Mr. Metcalf has worked extensively with junior mining companies over the past 10 years; with direct involvement in the areas of: recruiting technical personnel; acquisition of milling and refining equipment; financing; and, acquisition.

Wayne C. Henderson - Research Engineer - Bethlehem Steel Corporation, Homer Research Laboratories - Bethlehem, Pa.; development of new steel making processes; Ph.D. Candidate - Lehigh University, Department of Chemical Engineering, Bethlehem, Pa., developed mathematical modeling procedures which used real-time data to develop dynamic process models for simulation control; awarded a National Science Foundation Fellowship; Senior Research Engineer - Inland Steel Company, East Chicago, Indiana; developed process simulation models and process control strategies for a number of steel making processes and operations; developed forecasting control models for blast furnace, basic oxygen furnace, continuous casting, and hot and cold rolling mills; responsible for testing and design confirmation of then novel fluid-bed kiln design for producing high-reactivity metallurgical lime, resulting in a number of process and equipment patents; Project Leader - Kennecott Copper Corporation, Lexington, Massachusetts; led development and operation of 5 TPD Pilot Plant for the "Cuprion" hydrometallurgical process for extraction and recovery of metals from deep sea manganese nodules; Staff Process Engineer - Mobile Oil Corporation, Denver, Colorado; responsible for conventional heap leach and leach uranium process plant design, process engineering, and metallurgical development; Chief Process Engineer, Project Manager, Process Engineering Supervisor - Kennecott Minerals Company, Salt Lake City, Utah; Vice President Operations - Calmet Corporation, Colorado Springs, Colorado; responsible for day to day operations of custom toll processing plant (15 TPD) for recovery of gold and silver from high grade gold and silver ore concentrates using unique pressure cyanidation technology; Metallurgical Manager - Tonkin Springs Gold Mining Company, Elko, Nevada; responsible for bio-oxidation refractory gold process development; designed, constructed, and operated bio-oxidation testing facilities; Project Manager / Process Manager / Lead Process Engineer - Brown & Root, Inc., Houston, Texas, 1989 to 1996; provided project consulting for Atec Inc., U.S. Energy, Sutter Gold Venture, Atlas Goldbar, Inland Gold and Silver, Newmont Mining Corp., Homestake Mining, Santa Fe Mining, Equity Au, Inc., Dynacap Group Ltd.; Senior Project Engineer - Lockwood Greene Engineers, Inc., Dallas Texas; 1996 - Current; Vice-President of Mineral Properties and Director- DynaResource, Inc. (f/k/a: West Coast Mines, Inc.), a junior resource exploration and development company, Dallas, Texas, 1996 -Present; provide overall technical analysis of precious metals properties.

Melvin E. Tidwell, P.E. - Professional Engineer, registered in California in 1977; Control Systems Engineer; Instrument Engineer on over 80 Projects Worldwide; Instrument Startup Engineer on over 50 Projects Worldwide; Affiliated / Associated with following Companies over the past 25 years: Weyerhaeuser Company, Howe-Baker Engineers, LaGloria Oil & Gas Co., IWATANI Electronics (Japan), EQM (Mexico), Kyodo Oxygen Co., Ltd. (Japan), Chin Yang Fine Chemical Co. (South Korea), Hankuk Glass Mfg. Co. (South Korea), Hunt Oil Co., Liquid Carbonics Co., Celanese Mexicana (Mexico), Grain Power Tucumcari Ltd., Jetco Chemical Inc., Claiborne Gasoline Co., Conoco, Chevron, Metano Gas (now Exxon), Union Oil, Texaco Angola, Petrofac, Alfurat (Syrian Oil Co.), Arco, Chevron / Placer Cego, Tidwell & Associates; with Engineering / Management Experience in the following Project Areas: Startup & Engineering - $ 160 Million Linerboard Paper Mill; Chief Instrument Engineer - chemical division; DEA Gas Treating & Sulfur Recovery Plant; One Part / million H2 Plant; Startup Hydrogen Plants; H2 / CO Cosorb Plant; Startup H2 / CO synthesis Gas Plant & Cold Box; Startup Ethanol Plant; Specialities Chemicals Expansion - Foxboro 200 instruments; Startup & Calibration 75,000 BPD Crude Distillation Facility; Instrument Engineer - 1st Oxygen Enrichment Cope Unit; Instrument Engineer, Startup & checkout - 30 TPD Selectox SRU; Instrument Engineer - Offshore Oil & Gas Production Facility; Lead Instrument Engineer - 60,000 BPD Oil Production Facility; Instrument Checkout, Calibration, and Inspection prior to startup - Selectox Sulfur Units (Honeywell TDC 3000 DCS) (Foxboro 760 Electronics Controllers); Startup Amine Plant and Sulfur Plant, and System Engineering (Foxboro and Westinghouse PLC); Instrument Engineer, Field Startup and Checkout
- CCR, HDS, MTBE, Hydrogen and Cryogenic Plants. Founder, President - Tidwell & Associates, an private engineering consulting Firm (1993 to Present); Director - DynaResource, Inc. (f/k/a: West Coast Mines, Inc.), - a Junior resource exploration and development Company, Dallas, (1994 to Present).

Brad J. Saulter - Attended University of Texas, Austin, Texas; Marketing Department of Metagram, Inc., a Dallas National Marketing Company; Regional
Manager for Lugar, Lynch, & Associates, A Dallas Financial Services Company, Involved in Sales & Marketing of Various Investment Products; Independent Marketing Consultant; Series 22 & 63 Securities License; Vice President / Marketing - Dynacap Group Ltd. (1992 - Present); Director: Farm Partners, Inc. (1992 - Present), Vice President - Investor Relations - DynaResource, Inc., a junior resource exploration and development company, Dallas, Texas (1995 to Present).

Consultants
-----------

Charles Smith. Mr. Smith graduated from Boston University, Boston, Massachusetts in 1979 and since that time has been a Certified Public Accountant involved in all phases of business including the audit of companies and tax matters. He is a consultant to various companies. Mr. Smith's business affiliations the past five years follow: Chairman - Dynacap Group, Ltd. - a consulting and management firm
- 1992 to the present. Sole proprietor as a Certified Public Accountant - 1983 to the present. Sole officer and Director - MC Cambridge, Inc. - a financial consulting firm - 1997 to present. Sole officer and director - Asset Servicing Corporation - a leasing company - 1998 to present.

Curtis Sales - Equity AU, Inc. - Mena, Arkansas (1992 - 1994); Lab Director, Assistant to Mr. Natvar Patel; West Coast Mines, Inc. -Lake Havasu, Arizona (1994 - Present); Director of Lab Operations for DynaResource, Inc. (f/k/a: West Coast Mines, Inc.), a junior resource exploration and development company; Involved in all laboratory phases of analysis and extraction of precious metals.

        To the knowledge of the Company, no present or former director, executive officer, or person nominated to become a director or executive of the Company, or consultants to the Company has ever:

         1.) Filed a bankruptcy petition by or against any business of which such person was a general partner or executive officer whether at the time of the bankruptcy or with two years prior to that time;

         2.) Had any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         3.) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

         4.) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed suspended or vacated.

Item 6.     Executive Compensation
----------------------------------

        The Company currently is not paying, and has not during the past three years, except for the period January 1, 1997 to December 31, 1997 as described under Item 7. below, paid any cash compensation to officers, directors or executives. It does not have any pension, profit-sharing, stock bonus, or other benefit plans. Such plans may be adopted in the future at the discretion of the Board of Directors.

Item 7.     Certain Relationships and Related Transactions
----------------------------------------------------------

         1n 1996 the Company issued shares of its common stock for the acquisition of the 24.9 % Net Profits Interest in the San Jose de Gracia property, Sinaloa, Mexico. These shares were issued to Dynacap / Mexico Resource Group LLC., a private Nevada Company. The Manager of the Dynacap / Mexico Resource Group was Dynacap Group Ltd., a Texas Limited Liability Company. At the time of this share issuance, the Manager of Dynacap Group Ltd. was also a director of DynaResource.

         The Company has paid management consulting fees to Dynacap Group, Ltd., a Texas Limited Liability Company, Dallas, Texas. The Chairman and Chief Executive Officer of the Company is the Manager of Dynacap Group Ltd.

         During 1996 and through May, 1997 the Company rented office space from Dynacap Group Ltd. Total amount paid for rent was recorded at $ 16,880.

         The Company is the current owner of 26.7 % interest in Minera Finesterre S.A. de C.V., ("Minera") a Mexican corporation, the holder of 100 % rights and claims to the San Jose Property. Golden Hemlock Explorations, Ltd., Vancouver, B.C. Canada, ("Hemlock"), is the current owner of 73.3 % of Minera.

         The Company advanced $ 42,800. cash on behalf of Hemlock in 1998 - 1999. These advanced amounts are recorded as accounts receivable.

         The Company expended $ 27,015. in 1996 and $ 30,170. in 1998 in legal expenses, in connection with litigation brought by the Company against Hemlock and Minera. In the resolution agreements to these litigations, the Company was awarded reimbursement of these total legal costs, ( $ 57,185.), plus related interest. The Company recorded these amounts as accounts receivable.

         The Company is not currently aware of any other material relationships or related transactions between the Company and any officers, directors or holders of more than five percent of any class of outstanding securities of the issuer.

Stock issued to related parties. Compensation paid to Officers and Directors.
-----------------------------------------------------------------------------

         The Company has issued shares of its common stock for services to Dynacap Group Ltd., a Texas Limited Liability Company, a private consulting firm. Mr. Charles E. Smith, consultant to the Company, and Mr. K.D. Diepholz - Chairman and CEO of the Company, are the Managers of Dynacap Group. . Mr. Smith and Mr. Diepholz disclaim all but 5 % ownership of Dynacap Group Ltd.

        The Company has issued shares for services, and cash compensation as follows, to related parties or officers during the period 1997 - December 31, 1999:

         o In 1997, the Company issued 118,727 shares of its common stock for services rendered to Dynacap Group Ltd., recorded at $ 29,682.

         o In 1997, the Company issued 7,500 shares of its common stock for services rendered to Wayne C. Henderson, a director of the Company, recorded at $ 1,875.

         o In 1997, the Company paid $ 122,260. cash for services rendered to Dynacap Group Ltd.

         o In 1997, the Company paid $ 21,399. cash to K.D. Diepholz, Chairman, CEO, and Treasurer of the Company for services rendered; and $ 18,675. to Brad J. Saulter, Vice-President of the Company for services rendered.

         o In 1998, the Company issued 34,714 shares of its common stock for services rendered to Dynacap Group Ltd., recorded at $ 8,679.

         o In 1998, the Company paid $ 117,350. cash for services rendered to Dynacap Group Ltd.

         o In 1999, the Company issued 73,000 shares of its common stock for services rendered to Dynacap Group Ltd., recorded at $18,250.

         o In 1999, the Company paid $ 172,303. cash for services rendered to Dynacap Group Ltd.

         o In 1999, the Company paid $ 1,225. cash to Brad J. Saulter Vice-president of the Company, for services rendered.


Item 8.     Description of Registrant's Securities to be Registered
-------------------------------------------------------------------

Common Stock:

        The Company is authorized to issue 12,500,000 shares of common stock, par value of $0.01, of which 3,739,907 shares are issued and outstanding as of December 31, 1999. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefore, subject to any priority as to dividends for Preferred Stock that may be outstanding. Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Certificate of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. They are entitled to cumulative voting rights under the Delaware Corporations Code. Under cumulative voting, minority shareholders may have the right to vote one or more members onto the Company's Board of Directors. All outstanding shares of Common Stock are fully paid and non-assessable. The holders of the Common Stock do not have any registration rights with respect to the stock.

Transfer Agent and Registrar
----------------------------

         The Company's Transfer Agent is: Signature Transfer, Inc., 14675 Midway Road, Suite 221, Addison, Texas 75001, (972) 788-4193.

PART II:

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Matters.
--------------------------------------------------------------------------------

        The Company is organized under the laws of Delaware, and its common stock is traded on the Nasdaq Over The Counter Bulletin Board Exchange ("OTCBB") under the symbol "WCMI". On June 27, 1996 the Company's shares were approved for trading on the Over the Counter Market. The following table sets forth, for the periods indicated, the high and low bid quotations (as reported by Nasdaq). The bid quotations set forth reflect inter-dealer prices, without retail mark-up or mark-down and without commissions; and may not reflect actual transactions. No dividends on the Company's common stock have been declared or paid since the Company's inception and no dividends are anticipated in the future. The
Company's retained earnings in the foreseeable future are expected to be reinvested by the Company into the expansion of its Property development programs. The Company had 474 registered shareholders at December 31, 1999.

         Calendar Quarter Ending        High               Low
         ------------------------------------------------------

         March 31, 1998                 5.00               0.25
         June 30, 1998                  5.00               0.25
         September 30, 1998             5.00               0.25
         December 31, 1998              5.00               0.25
         March 31, 1999                 5.00               0.25
         June 30, 1999                  5.00               0.25
         September 30, 1999             5.00               0.25
         December 31, 1999              5.00               0.25


Item 2.     Legal Proceedings
-----------------------------

        In 1996 the Company was a plaintiff in legal proceedings brought against Golden Hemlock Explorations, Ltd. , Vancouver, B.C. Canada ("Hemlock"), Minera Finesterre S.A. de C.V., a Mexican Corporation, ("Minera"); and other named defendants. The Company's complaints were settled at December 20, 1996, through the entering into of the Amended and Restated Loan Agreement (the "ARLAG"). The ARLAG set forth the Company's right to retain the Net Profits Interest, and the Company retained certain loan repayment provisions and accelerated payback provisions related to the Net Profits Interest. The ARLAG was superseded by the Mine Operating Agreement ("MOAG"), (See Exhibit "2.2") in August 1998. Pursuant to the terms of the MOAG, Company Legal Fees in the amount of $ 27,015. related to these legal proceedings were obligated to be paid by Hemlock. The legal fees were recorded as accounts receivable.

        In 1998 the Company was the plaintiff in legal proceedings brought against Hemlock, Minera, and other named defendants. The Company's complaints were settled at August, 1998, with the Company acquiring a 25 % Interest in Minera Finesterre S.A. de C.V., the owners of 100 % Interest of the San Jose de Gracia Property, subject to the Net profits Interest; and, through the entering into of the Mine Operating Agreement (the "MOAG"), attached hereto as Exhibit "2.2." The MOAG sets forth the Company's Option to earn additional interest in Minera and the San Jose Property by expending $ 2,000,000. Cnd. in exploration and development costs on the San Jose Property through December, 2001.

        At the time of this filing, the company is involved in no legal proceedings, and does not anticipate any immediate legal proceedings.

Item 3.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

        The Company has not had any disagreements with its accountants regarding accounting and financial disclosure. Since 1996, The Company has engaged Mark L. Cleland, independent Certified Public Accountant, to conduct the audits of the company.

Item 4.  Recent Sales of Unregistered Securities.

         o In 1997, the Company issued 259,500 shares of common stock for exercise of 259,500 Options at $ 1.00.

         o In 1997, the Company issued 81,000 shares of common stock for the exercise of 81,000 Options at $ 1.50.

         o In 1997, the Company issued 40,394 shares of common stock for the conversion of $ 160,000. of promissory notes, and related interest.

         o In 1997, the Company issued 126,227 shares of common stock for services recorded at $ 31,557.In 1998, the Company issued 34,714 shares of common stock for services recorded at $ 8,679.

         o In 1999, the Company issued 483,000 common shares and 733,000 options exercisable at $ 2.50 for a period of two years terminating at November, 2001 for $ 733,000. Cash.

         o In 1999, the Company issued 73,000 shares of common stock for services recorded at $18,250.

        The Company was the Seller / Issuer of the above securities, and no underwriters were used. No underwriting discounts, commissions or selling commissions were paid in connection with any of the prior sales of the company securities. All company securities issued were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the "Act"); in that the transactions did not involve a public offering, and in that all purchasers or recipients were sophisticated investors who represented their intention to acquire the Company's securities for investment purposes only and not with the intent to re-sell or distribute.

Item 5.  Indemnification of Directors and Officers
--------------------------------------------------

        Under the laws of Delaware and the Company's Articles of Incorporation, the Company's directors will have no personal liability to the Company or its stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his duty of care. This provision does not apply to the directors (i) breach of their duty of loyalty, (ii) acts or omissions not in good faith or involving intentional violations of law, (iii) illegal payment of dividends, stock repurchases, or stock redemption, and (iv) approval of any transaction from which a director derives an improper personal benefit. Directors may be responsible to the Company's shareholders for damages suffered by the Company or its shareholders as a result of a breach of their fiduciary duty.

        In so far as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers or person controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission each indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S.         FINANCIAL STATEMENTS.
---------------------------------------

        Incorporated into and forming an integral part of this Form 10 S-B are the audited financial statements for the Company for the years ended December 31, 1998 and December 31, 1999, together with the auditor's report and Notes thereon. These financial statements are incorporated herein as Exhibits "3.1." and "3.2." All financial information for the Company contained in this Form 10 S-B is prepared in accordance with accounting principles generally accepted in the United States.

Item 1.  Company Year End December 31, 1998.
--------------------------------------------
(Attached as Part III, Section 3, Exhibit "3.1.")

Item 2.  Company Year End December 31, 1999.
--------------------------------------------
(Attached as Part III, Section 3, Exhibit "3.2.")


SIGNATURES
----------

Pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, on March 31, 2000.

                  DYNA RESOURCE, INC.
                                            By: /S/ K.D. Diepholz
                                                -------------------------------
                                            Mr. K.D. Diepholz;  Chairman / CEO
                                            On Behalf of the Board of Directors

PART III.  EXHIBITS.

The following documents are attached as Exhibits to this Form 10 S-B, and filed as an integral part of this Form 10 :

TAB 1:
------

EXHIBIT 1.1.          Articles of  Incorporation;  West Coast Mines, Inc.

EXHIBIT 1.2.          By - Laws

EXHIBIT 1.3.          Articles of Amendment 1940

EXHIBIT 1.4.          Articles of Amendment 1943

EXHIBIT 1.5.          Articles of Amendment 1996

EXHIBIT 1.6. Certificate of Merger 1998; Agreement of Merger into DynaResource, Inc.

EXHIBIT 1.7.          Articles of Incorporation;  DynaResource, Inc.

EXHIBIT 1.8.          Amendment of Articles 1998


TAB 2:
------

EXHIBIT 2.1.          Pansy Lee Property Lease / Purchase Agreement

EXHIBIT 2.2.          Mine Operating Agreement ("MOAG")

EXHIBIT 2.3. Hazen Process Development Report / Tres Amigos Ores ("Hazen Metallurgical Report")

EXHIBIT 2.4.          San Jose de Gracia Production Proforma

EXHIBIT 2.5.          Pamicon Report

EXHIBIT 2.6.          Phase II Exploration Activity Report

TAB 3:
------

EXHIBIT 3.1. December 31, 1998 Year End Audited Financial Statement for the Company

EXHIBIT 3.2. December 31, 1999 Year End Audited Financial Statement for the Company

EXHIBIT 3.3. February 28, 1999 Audited Financial Statement for Golden Hemlock Explorations, Ltd.

EXHIBIT 3.4. November 30, 1999 Unaudited Financial Statement for Golden Hemlock Explorations, Ltd.

SIGNATURES

Pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 31, 2000.

                  DYNARESOURCE, INC.

                                             By:  /S/ K.D. Diepholz
                                                  -------------------
                                             Mr. K.D. Diepholz;  Chairman / CEO
                                             On behalf of the Board of Directors